Exhibit 99.2

Check-Cap Ltd.

Check-Cap Building

29 Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000

Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors of Check-Cap Ltd. (“Check-Cap” or the “Company”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Friday, October 17, 2025, at 10:00 a.m., Eastern Time, at Paul Hastings LLP, 200 Park Avenue, New York, NY 10166.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote on the following proposals:

1.	to approve the merger (the “Merger”) of CC Merger Sub Inc., a Nevada corporation and a direct, wholly owned subsidiary of Check-Cap (the “Merger Sub”), with and into MBody AI, a Nevada corporation (“MBody AI”), with MBody AI surviving and becoming a wholly-owned subsidiary of Check-Cap after the Merger, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 12, 2025, by and among MBody AI, the Merger Sub and Check-Cap to effect the Merger and other transactions described in the Merger Agreement, including the issuance of ordinary shares of the Company, par value NIS 48.00 per share (the “ordinary shares”), in connection with the Merger (collectively, the “Merger Proposal” or “Proposal 1”);

2.	to approve a reverse share split of the Company’s ordinary shares within a range of 1 for 14 to 1 for 100, the exact ratio to be determined by further action of the Company’s board of directors (the “Check-Cap Board” or the “Board of Directors”), to be effective on a date to be determined by the Check-Cap Board and announced by the Company, and to amend the Company’s articles of association (“Articles of Association”) to reflect any such reverse share split, if implemented (the “Reverse Split Proposal” or “Proposal 2”);

3.	to re-elect all four directors as members of our Board of Directors, each to serve until our next annual general meeting of shareholders and until their respective successors are duly elected and qualified or their earlier resignation or removal (the “Director Election Proposal” or “Proposal 3”); and

4.	to approve the change of Check-Cap’s name to “MBody AI Ltd.” or a similar name approved by the Israeli Registrar of Companies, effective as of the effective time under the Merger Agreement and to amend the Articles of Association to reflect the name change (the “Name Change Proposal” or “Proposal 4”).

In addition, at the Meeting, representatives of management will be available to review and discuss with shareholders the Company’s financial statements for the year ended December 31, 2024.

The Company is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Check-Cap Board.

Recommendation of the Board of Directors of the Company

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL, “FOR” THE REVERSE SPLIT PROPOSAL, “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES NOMINATED IN THE DIRECTOR ELECTION PROPOSAL, AND “FOR” THE NAME CHANGE PROPOSAL.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of the ordinary shares as of the close of business on September 16, 2025. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of the Company’s shareholders of record at the close of business on September 16, 2025, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

●	Voting in Person. If you are a shareholder of record, i.e., your shares are registered directly in your name with the Company’s transfer agent, Equiniti Trust Company, LLC, you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

●	Voting by mailing your Proxy. If you are a shareholder of record, these proxy materials are being sent directly to you by the Company’s transfer agent. You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope. If your ordinary shares are held in “street name,” these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the voting instructions provided to you by your broker, trustee or nominee. Proxies must be received by the Company’s transfer agent no later than forty-eight (48) hours prior to the designated time for the Meeting. Proxies received by the Company’s transfer agent during the forty-eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

●	Voting by Internet or mobile. If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. You may also access Internet voting via your smartphone or tablet by scanning the QR image that appears on your proxy card. If you hold shares in “street name,” you may vote those shares by accessing the Internet website address specified in the instructions provided by your broker, bank, trustee or nominee. Submitting an Internet or mobile proxy will not affect your right to vote at the Meeting should you decide to attend the Meeting.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to the Company’s Interim Chief Executive Officer, by granting a new proxy bearing a later date, or by voting again via the Internet or your smartphone or tablet, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the day, time and place as the Chairman of the Meeting shall determine. At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur for a particular proposal when brokers that hold their customers’ shares in street name sign and submit proxies for such shares (in which case they are considered present for purposes of determining presence of a quorum at the Meeting) but do not have the discretionary authority to vote on such particular proposal. This occurs when brokers have not received any voting instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. The proposals described in this Proxy Statement are non-routine matters except for the Reverse Split Proposal; therefore, it is important that you vote your shares, either by proxy or in person at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Your vote is very important, regardless of the number of ordinary shares that you own. Each ordinary share entitles the holder to one vote.

Proposal 1 – the Merger Proposal: The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve the Merger Proposal, excluding abstentions and broker non-votes and excluding any ordinary shares that are held by (i) MBody AI, Merger Sub or by any person holding directly or indirectly 25% or more of the voting power or the right to appoint 25% or more of the directors of MBody AI or Merger Sub, (ii) a person or entity acting on behalf of MBody AI, Merger Sub or a person or entity described in clause (i) above, or (iii) a family member of an individual contemplated by either of clause (i) or (ii) above, or an entity controlled by MBody AI, Merger Sub or any of the foregoing (each, a “Combined Company Affiliate”). Each shareholder voting on Proposal 1 is required to indicate on the proxy card or, if voting in person at the Meeting, inform the Company prior to voting on the matter at the Meeting, whether or not the shareholder is a Combined Company Affiliate. Otherwise, the shareholder’s vote will not be counted for the purposes of the proposal.

Proposal 2 and 4: The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve each of Proposals 2 and 4.

Proposal 3 – the Director Election Proposal: Each Director Nominee shall be voted on separately. Each Director Nominee shall be elected by the affirmative vote of the holders of the majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

In tabulating the voting results for the proposals, shares that constitute broker non-votes and abstentions are not considered votes cast on the proposals, and will have no effect on the vote. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for the proposals.

Cost of Soliciting Votes for the Meeting

The Company will bear the cost of soliciting proxies from its shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by the Company’s directors, officers and employees. The Company will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses concerning the sending of proxies and proxy material to the beneficial owners of the ordinary shares. In addition, the Company has engaged MacKenzie Partners to assist in the solicitation of proxies and provide related advice and informational support for a fee of $20,000 plus telephone solicitation fees and reimbursement of expenses.

Questions

If you have questions about this Proxy Statement or the Meeting, please contact MacKenzie Partners, the Company’s proxy solicitor, toll free at 1-800-322-2885 (shareholders) or at 1-212-929-5500 (banks and brokers).

Table of Contents

QUESTIONS AND ANSWERS	5
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	10
RISK FACTORS	11
PROPOSAL 1	12
THE MERGER PROPOSAL	12
PROPOSAL 2	20
REVERSE STOCK SPLIT	20
PROPOSAL 3	23
ELECTION OF DIRECTORS	23
PROPOSAL 4	25
THE NAME CHANGE PROPOSAL	25
REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS	26
SHAREHOLDER PROPOSALS	27
WHERE YOU CAN FIND ADDITIONAL INFORMATION	28
OTHER MATTERS	29
ANNEX A: AGREEMENT AND PLAN OF MERGER	30

QUESTIONS AND ANSWERS

The following questions and answers are intended to briefly address some commonly asked questions regarding the Annual General Meeting of Shareholders and the Merger. These questions and answers may not address all questions that may be important to you as a shareholder of Check-Cap Ltd. (“Check-Cap” or the “Company”).

Q: Why am I receiving this Proxy Statement?

A: Check-Cap is soliciting proxies for an Annual General Meeting of Shareholders of the Company (the “Meeting”), which will be held at Paul Hastings LLP, 200 Park Avenue, New York, NY 10166. You are receiving this Proxy Statement because you owned ordinary shares of the Company, par value NIS 48.00 per share (the “ordinary shares”), on September 16, 2025, which is the record date for the Meeting, and such ownership entitles you to vote at the Meeting. By use of a proxy, you can vote your shares whether or not you attend the Meeting. This Proxy Statement describes the matters on which the Company would like you to vote: (i) to approve the merger (the “Merger”) of CC Merger Sub Inc., a Nevada corporation and a direct, wholly owned subsidiary of Check-Cap (the “Merger Sub”), with and into MBody AI, a Nevada corporation (“MBody AI”), with MBody AI surviving and becoming a wholly-owned subsidiary of Check-Cap after the Merger, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 12, 2025, by and among MBody AI, Merger Sub and Check-Cap to effect the Merger and other transactions described in the Merger Agreement, including the issuance of ordinary shares of the Company, par value NIS 48.00 per share (the “ordinary shares”), in connection with the Merger (collectively, the “Merger Proposal” or “Proposal 1”); (ii) to approve a reverse share split of the Company’s ordinary shares within a range of 1 for 14 to 1 for 100, the exact ratio to be determined by further action of the Company’s board of directors (the “Check-Cap Board” or the “Board of Directors”), to be effective on a date to be determined by the Check-Cap Board and announced by the Company, and to amend the Company’s articles of association (“Articles of Association”) to reflect any such reverse share split, if implemented (the “Reverse Split Proposal” or “Proposal 2”); (iii) to re-elect all four directors as members of our Board of Directors, each to serve until our next annual general meeting of shareholders and until their respective successors are duly elected and qualified or their earlier resignation or removal; (the “Director Election Proposal” or “Proposal 3”); and (iv) to approve the change of Check-Cap’s name to “MBody AI Ltd.” or a similar name approved by the Israeli Registrar of Companies, effective as of the effective time under the Merger Agreement and to amend the Articles of Association to reflect the name change (the “Name Change Proposal” or “Proposal 4”).

Q: What am I being asked to vote on?

A: You are being asked to vote on the approval of (i) the Merger Proposal; (ii) the Reverse Split Proposal; (iii) each of the four directors named in the Director Election Proposal; and (iv) the Name Change Proposal.

Q: Who is MBody AI?

A: MBody AI is a market leader in embodied artificial intelligence (“AI”) for the hospitality industry. MBody’s AI platform powers autonomous systems that learn, adapt, and optimize in real time, redefining how facilities operate and generating immediate positive value for its client partners. MBody AI is engineering its proprietary AI stack as its core competitive advantage that will allow it to scale far beyond hospitality including warehousing, office management, and healthcare. Following the Closing of the Merger, MBody AI will be a wholly-owned subsidiary of Check-Cap. Check-Cap will also continue to conduct its legacy business as part of the combined company.

Q: Can I change or revoke my proxy?

A: If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to the Company’s Interim Chief Executive Officer, by granting a new proxy bearing a later date, or by voting again via the Internet or your smartphone or tablet, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Q: What is the quorum requirement of the Meeting?

A: The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the day, time and place as the Chairman of the Meeting shall determine. At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur for a particular proposal when brokers that hold their customers’ shares in street name sign and submit proxies for such shares (in which case they are considered present for purposes of determining presence of a quorum at the Meeting) but do not have the discretionary authority to vote on such particular proposal. This occurs when brokers have not received any voting instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. The proposals described in this Proxy Statement are non-routine matters except for the Reverse Split Proposal; therefore, it is important that you vote your shares, either by proxy or in person at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Q: What are the approval requirements at the Meeting?

A: All holders of record of the ordinary shares as of the close of business on September 16, 2025, the record date for the Meeting, will be entitled to vote at the Meeting. Each holder of the ordinary shares will be entitled to cast one vote on each matter properly brought before the Meeting for each ordinary share that such holder owned of record as of the record date.

Proposal 1 – the Merger Proposal:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve the Merger Proposal, excluding abstentions and broker non-votes and excluding any ordinary shares that are held by (i) MBody AI, Merger Sub or by any person holding directly or indirectly 25% or more of the voting power or the right to appoint 25% or more of the directors of MBody AI or Merger Sub, (ii) a person or entity acting on behalf of MBody AI, Merger Sub or a person or entity described in clause (i) above, or (iii) a family member of an individual contemplated by either of clause (i) or (ii) above, or an entity controlled by MBody AI, Merger Sub or any of the foregoing (each, a “Combined Company Affiliate”).  Each shareholder voting on Proposal 1 is required to indicate on the proxy card or, if voting in person at the Meeting, inform the Company prior to voting on the matter at the Meeting, whether or not the shareholder is a Combined Company Affiliate.  Otherwise, the shareholder’s vote will not be counted for the purposes of the proposal.

Proposals 2 and 4: The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve each of Proposals 2 and 4.

Proposal 3 - the Director Election Proposal: Each Director Nominee shall be voted on separately. Each Director Nominee shall be elected by the affirmative vote of the holders of the majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

Q: Has the board of directors of each of MBody AI and Check-Cap approved the Merger?

A: Yes. The board of directors of MBody AI and the Check-Cap Board have approved the Merger and the related transactions and agreements and recommended that the shareholders of MBody AI and Check-Cap, respectively, vote in favor of the Merger and the related transactions.

Q: Did the Check-Cap Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Merger?

A: The Check-Cap Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Merger and the related transactions. Check-Cap’s officers and directors have experience in evaluating the operating and financial merits of companies and concluded that their experience and backgrounds enabled them to make the necessary analyses and determinations regarding the Merger. Accordingly, investors will be relying on their judgment in valuing MBody AI’s business.

Q: What are the conditions to the consummation of the Merger?

A: In addition to the approval of the Merger by Check-Cap’s shareholders as described above, the consummation of the Merger is subject to the satisfaction of a number of other conditions, including, among others, (i) the expiration or termination of any waiting period applicable to the consummation of the Merger under any applicable antitrust law, (ii) the accuracy of representations and warranties under the Merger Agreement (subject to certain materiality exceptions), (iii) the absence of a material adverse effect on MBody AI or Check-Cap, (iv) MBody AI, Merger Sub and Check-Cap’s performance of their respective obligations under the Merger Agreement, and (v) the termination of any shareholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar contracts between MBody AI and any holders of MBody AI’s capital stock. For more information, see “Proposal 1–The Merger Agreement–Conditions to Closing.”

Q: When is the Merger expected to be consummated?

A: Subject to the satisfaction or waiver of the closing conditions described above, MBody AI and Check-Cap expect that the Merger will be consummated in the fourth quarter of 2025. However, it is possible that factors outside the control of both companies could result in the Merger being consummated at a different time, or not at all.

In connection with the Closing of the Merger, the Business Combination Agreement, dated as of March 25, 2024, by and between Apollo Technology Capital Corporation (formerly known as Nobul AI Corp.), a private Ontario corporation (“Apollo”), and Check-Cap (the “Apollo BCA”) will be terminated by mutual consent of the parties such that no termination fee will be due to Apollo or Check-Cap. Upon the closing of the Merger, the loans made by Check-Cap to Apollo that are currently outstanding will be converted into a 7.5% equity position in Apollo that will be owned by Check-Cap, and each of the related loan agreements between Check-Cap and Apollo will be cancelled for no further consideration.

Q: What happens if the Merger is not consummated?

A: If the Merger Proposal is not approved by Check-Cap’s shareholders, or if the Merger is not consummated for any other reason, MBody AI’s shareholders will not receive the ordinary shares of the Company in exchange for MBody AI’s securities. Accordingly, the Merger Agreement will be terminated. In certain instances of termination by MBody AI, Merger Sub or Check-Cap of the Merger Agreement, Check-Cap will be required to pay MBody AI a termination fee, in such amount and in accordance with the Merger Agreement. In addition, if the Merger is not consummated, the Company will continue to be bound by the Apollo BCA and its obligation to consummate the business combination contemplated thereby.

In the event that the Merger Proposal is not approved at the Meeting, but the Reverse Split Proposal is approved at the Meeting, the Check-Cap Board may effectuate a reverse stock split. The Reverse Split Proposal is separate and distinct from, and not contingent upon, the approval of the Merger Proposal.

Q: Do any of the directors or executive officers of Check-Cap have any interests in the Merger that may be different from, or in addition to, those of Check-Cap’s shareholders?

A: In considering the Merger Proposal, you should be aware that the directors and executive officers of Check-Cap may have interests in the Merger and the related transactions that may be different from, or in addition to, those of Check-Cap’s shareholders generally. The members of the Check-Cap Board were aware of and considered these interests among other matters, in evaluating and approving the Merger and the related transactions, and in recommending that Check-Cap’s shareholders vote to adopt the Merger and the related transactions. These interests include a post-Merger role at the Company, as following the Closing, it is expected that David Lontini will continue as a director of Check-Cap. Finally, the Merger Agreement requires that the organizational documents of the surviving corporation contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Articles of Association of Check-Cap, and Check-Cap will purchase a prepaid “tail” directors’ and officers’ liability insurance policy that will provide coverage to Check-Cap’s existing directors’ and officers’ with respect to matters occurring prior to the effective time of the Merger until the sixth anniversary of the effective time of the Merger.

Q: What will MBody AI’s shareholders receive in the Merger?

A: Subject to the terms of the Merger Agreement, the percentage of the combined company that MBody AI’s shareholders will own as of the Closing of the Merger will be determined based on the total number of ordinary shares of Check-Cap outstanding and the total number of shares of common stock of MBody AI outstanding immediately prior to the Closing of the Merger, each on a fully-diluted basis, and the respective valuations of Check-Cap and MBody AI, as of immediately prior to the Closing of the Merger.

Q: What will Check-Cap’s shareholders receive in the Merger?

A: Check-Cap’s shareholders will continue to own and hold their existing ordinary shares, subject to adjustment for any reverse stock split.

Q: What are the material U.S. federal income tax consequences of the Merger to U.S. holders of the ordinary shares?

A: The Merger is intended to qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”). Check-Cap’s shareholders will not sell, exchange or dispose of any ordinary shares as a result of the Merger. Although Check-Cap is incorporated under the laws of Israel, it is expected to be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code as a result of the Merger because the Merger is expected to result in an 80% Inversion. As a result, Check-Cap is expected to be deemed to convert from a non-U.S. corporation to a U.S. corporation in a reorganization described in Section 368(a)(1)(F) of the Code (an “F Reorganization”) that occurs at the end of the day immediately preceding the Merger. Consequently, Check-Cap will be subject to U.S. federal income tax on its worldwide taxable income following the deemed domestication.

Q: Do I have appraisal rights if I object to the Merger?

A: Appraisal rights are not available to holders of Check-Cap ordinary shares in connection with the Merger and the transactions contemplated thereby.

Q: What equity stake will current MBody AI shareholders and Check-Cap shareholders have in the combined company following the Merger?

A: Following the Closing of the Merger, current MBody AI equityholders will own 90% of the issued and outstanding ordinary shares of the combined company on a fully diluted basis and current Check-Cap equityholders will own 10% of the issued and outstanding ordinary shares of the combined company on a fully diluted basis.

Q: Who will be the officers and directors of the combined company following the Closing?

A: Immediately following the Closing, John Fowler will serve as Chief Executive Officer of the combined company. The Check-Cap Board post-merger will be comprised of those individuals designated by MBody AI, provided, however, that Check-Cap shall have the right to designate one (1) director, who is expected to be David Lontini.

Q: What is the reverse share split and why is it necessary?

A: The ordinary shares are currently listed on The Nasdaq Capital Market LLC (“Nasdaq”) under the symbol “CHEK.” On April 9, 2025, the Company received a letter (“Nasdaq Letter”) from Nasdaq indicating that the Company is no longer in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1 per share (the “Minimum Bid Price Requirement”). The Nasdaq Listing Rules provide a compliance period of 180 calendar days after receipt of the Nasdaq Letter, or until October 6, 2025 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. The Company can regain compliance, if at any time during the Compliance Period, the closing bid price of the ordinary shares is at least $1 for a minimum of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance, and this matter will be closed.

If Check-Cap’s shareholders fail to approve the Reverse Split Proposal at the Meeting, the Company may not be able to regain compliance. If, as a result, a final determination is made by Nasdaq that the ordinary shares must be delisted, the liquidity of the ordinary shares would be adversely affected, and the market price of the ordinary shares could decrease. The failure for the ordinary shares to be listed on Nasdaq or another established securities market would have a material adverse effect on the value of your investment in the Company.

Q: Who will bear the cost of soliciting votes for the Meeting?

A: The Company will bear the cost of soliciting proxies from its shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by the Company’s directors, officers and employees. The Company will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of the ordinary shares. In addition, the Company has engaged MacKenzie Partners to assist in the solicitation of proxies and provide related advice and informational support for a fee of $20,000 plus telephone solicitation fees and reimbursement of expenses.

Q: Who can help answer any other questions I have?

A: If you have questions about this Proxy Statement or the Meeting, please contact MacKenzie Partners, the Company’s proxy solicitor, toll free at 1-800-322-2885 (shareholders) or at 1-212-929-5500 (banks and brokers).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains statements that constitute forward-looking information statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the expected timing and structure of the Merger; the ability of the parties to complete the Merger considering the various closing conditions; the expected benefits of the Merger; the satisfaction of any legal, economic, and regulatory conditions in connection with the Merger; and any assumptions underlying any of the foregoing. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on Check-Cap’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties, and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the expected timing and likelihood of completion of the proposed Merger, the occurrence of any event, change, or other circumstance that could result in the termination of the Merger Agreement, and receipt and timing of any required governmental or regulatory approvals relating to the Merger.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. The Company cannot guarantee any future results, including with respect to the Merger. The statements made in this Proxy Statement represent the Company’s views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, the Company assumes no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as otherwise required by law.

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption titled “Cautionary Statement Regarding Forward-Looking Statements”, you should consider carefully the risk factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on August 27, 2025.

Risks Related to the Merger

The issuance of ordinary shares in connection with the Merger will substantially dilute the relative voting power of current shareholders of Check-Cap, and as a result the existing shareholders will exercise substantially less influence over the management of Check-Cap following the consummation of the Merger.

Following the Closing of the Merger, shareholders of Check-Cap prior to the Closing of the Merger (the “existing shareholders”) will own 10% of Check-Cap’s outstanding share capital, on a fully diluted and as-converted basis, and the current MBody AI shareholders will own 90% of Check-Cap’s outstanding share capital, on a fully-diluted and as-converted basis.

Accordingly, the issuance of ordinary shares to MBody AI’s shareholders pursuant to the Merger Agreement will significantly reduce the relative voting power of each ordinary share held by the existing shareholders following the Closing of the Merger. Consequently, the existing shareholders will exercise substantially less influence over the management and policies of Check-Cap than they did prior to the consummation of the Merger.

Check-Cap has incurred and expects to continue to incur substantial transaction-related costs in connection with the Merger.

Check-Cap has incurred, and expects to continue to incur, a number of non-recurring transaction-related costs associated with the Merger and the related transactions, which cannot be accurately estimated at this time. These fees and costs have been, and will continue to be, substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal and other advisors, SEC filing costs and printing costs. Additional unanticipated costs may be incurred in Check-Cap’s business, which may be higher than expected and could have a material adverse effect on Check-Cap’s financial condition and operating results.

The pendency of the Merger and the related transactions or failure to consummate the Merger could have an adverse effect on Check-Cap’s financial results, future business and operations, as well as the market price of Check-Cap’s ordinary shares.

The pendency of the Merger and the related transactions, or the failure to consummate the Merger, could disrupt Check-Cap’s business. Among other things, the attention of Check-Cap’s management may be directed toward the completion of the Merger and related matters and may be diverted from other opportunities that might otherwise be beneficial to Check-Cap. Should they occur, any of these matters could adversely affect Check-Cap’s financial condition, results of operations or business prospects.

The completion of the Merger is subject to a number of closing conditions, including the approval by Check-Cap’s shareholders of the Merger and other customary closing conditions. There can be no assurance that the conditions to the completion of the Merger and the related transactions will be satisfied.

Even if the Merger is consummated, the Company may fail to realize the anticipated benefits of the Merger.

The success of the Merger and the related transactions will depend on the Company’s ability to achieve its business objectives and raise the necessary capital to fund its operations. If the Company is not able to achieve these objectives, the anticipated benefits of the Merger and the related transactions may not be realized fully, may take longer to realize than expected, or may not be realized at all.

The Company may become involved in securities litigation or shareholder derivative litigation in connection with the Merger, and this could divert the attention of management and harm the Company’s business.

Securities litigation or shareholder derivative litigation frequently follows the announcement of certain significant business transactions. The Company may become involved in this type of litigation in connection with the Merger and is currently involved in shareholder derivative litigation relating to the Apollo BCA. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of the Company.

PROPOSAL 1

THE MERGER PROPOSAL

(Item 1 on the Proxy Card)

The description in this Proxy Statement of the Merger and the other transactions contemplated by the Merger Agreement is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. A copy of the Merger Agreement is included as Annex A to this Proxy Statement.

The Parties

Check-Cap

Check-Cap was formed under the laws of the State of Israel in 2009. Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into cancer to enable early intervention and cancer prevention.

The principal executive offices of Check-Cap are located at 29 Abba Hushi Avenue, Isfiya, 3009000, Israel.

MBody AI

MBody AI was incorporated in the State of Nevada in October 2024. MBody AI is a market leader in embodied AI for the hospitality industry. MBody’s AI platform powers autonomous systems that learn, adapt, and optimize in real time, redefining how facilities operate and generating immediate positive value for its client partners. MBody AI is engineering its proprietary AI stack, a combination of technologies, tools, frameworks, and infrastructure used to develop, deploy, and manage AI-powered applications, covering data collection, model training, deployment, and monitoring, as its core competitive advantage that will allow it to scale far beyond hospitality including warehousing, office management, and healthcare.

The principal executive offices of MBody AI are located at 4440 Round Lake Rd W Arden Hills, MN 55112.

Merger Sub

Merger Sub is a wholly-owned subsidiary of Check-Cap formed solely for the purpose of effectuating the Merger. The Merger Sub was incorporated in the State of Nevada on September 9, 2025. The Merger Sub has no material assets and does not operate any business. To date, the Merger Sub has not conducted any activities other than those incidental to its formation and the execution of the Merger Agreement. After the consummation of the Merger, it will cease to exist.

The principal executive offices of the Merger Sub are located at 29 Abba Hushi Avenue, Isfiya, 3009000, Israel.

Information About MBody AI

Overview

MBody AI, incorporated in the State of Nevada in October 2024, is a market-leading artificial intelligence company redefining the future of work through embodied AI. MBody AI is not building robots; it is engineering the “brains of autonomy,” a proprietary AI stack that powers intelligent systems capable of learning, adapting, and optimizing in real time. From its initial focus in hospitality, MBody AI is positioned to expand across warehousing, office management, and healthcare. These verticals represent trillions of dollars in addressable labor spend, and MBody AI is strategically placed to scale rapidly into global markets. The principal executive offices of MBody AI are located at 4440 Round Lake Rd, W Arden Hills, MN 55112.

Mission of MBody AI that Drives Transformation

MBody AI’s mission is to simplify embodied AI adoption to revolutionize industries and to engineer AI brains that do not just execute commands, but get smarter over time. The platform incorporates adaptive learning capabilities intended to enhance efficiency and effectiveness over time without the need for constant human monitoring, which could turn cost centers into engines of value creation, giving enterprises measurable return on investment from the beginning. In addition, every deployment feeds a self-reinforcing data flywheel, compounding intelligence across the fleet and widening its advantage over slower, hardware-first competitors.

Proprietary AI Stack

MBody AI believes its competitive advantage is in the full-stack AI platform it is engineering. MBody AI’s full-stack embodied AI platform integrates three primary modules of functionality:

●	Perception AI – transforms machines from blind units into intelligent agents with semantic mapping, sensor fusion, and real-time situational awareness;

●	Cognitive AI – the decision-making core that orchestrates fleets as coordinated workforce, dynamically reallocating resources and optimizing performance in real time.

●	Learning AI – the continuous improvement engine that compounds intelligence, drives down costs, and scales return on investment across new deployment.

The proprietary AI stack is “hardware-agnostic,” meaning MBody AI integrates seamlessly with partner systems while securing exclusive supplier agreements to protect scalability and performance.

Competitive Ecosystem

MBody AI’s proprietary innovation ecosystem creates a feedback loop that is difficult to match, resulting in a defensible leadership position in embodied AI and a compounding advantage with every deployment:

●	MBody AI has filed five patents in navigation, predictive maintenance, fleet optimization, and safety.

●	MBody AI has entered into contracts with Caesars, MGM and other leading enterprises.

●	Through collaboration with its deployment partners, MBody AI is able to provide live operational testing, ensuring that its platform evolves faster than lab-bound competitors.

Business Model

MBody AI is built on an “AI-as-a-Service” model, generating revenues primarily from recurring subscription arrangements rather than one-time hardware sales.

MBody AI has secured subscription contracts with multiple leading enterprise customers, representing committed revenues in the tens of millions of dollars. MBody AI expects its revenue will scale to hundreds of millions of dollars in the coming years. MBody AI believes its business model gives its shareholders direct exposure to AI’s multi-trillion-dollar upside.

Market Opportunities

Industry analysts, such as Morgan Stanley, have projected that there is a $40 trillion total addressable market in connection with the global labor pool ripe for embodied AI, and the productivity improvements associated with AI adoption could contribute as much as $16 trillion in additional value to global equity markets, including the U.S. stock market. MBody AI believes that increasing investment in AI technologies highlights the scale of potential opportunities for providers of embodied AI solutions and that it provides investors with direct participation in major value-creation opportunities.

MBody AI is at the ground floor of a once-in-a-generation revolution as a category leader in embodied AI with proven adoption by leading enterprise customers, is at a valuation entry point that is significantly discounted relative to public peers and has a sophisticated leadership team and board of directors with deep expertise in scaling Nasdaq-listed companies, AI, robotics, and global enterprises.

MBody AI is a market leader in embodied AI, with leading deployments proving its technology at enterprise scale. MBody AI is scaling rapidly, with contracted revenues in the tens of millions and a clear path to hundreds of millions in the years to come. After the Closing of the Merger, shareholders of the combined company and broader investors will have the opportunity to own a stake in a company operating within an industry undergoing significant transformative growth.

The Merger

In accordance with the Merger Agreement, Merger Sub will merge with and into MBody AI, with MBody AI surviving as a wholly-owned subsidiary of Check-Cap. The combined company will change its name from “Check-Cap, Ltd.” to “MBody AI Ltd.” or a similar name approved by the Israeli Registrar of Companies, effective as of the effective time under the Merger Agreement and continue to be incorporated in Israel. Check-Cap’s legacy business will continue its research and development activities. Check-Cap will continue to hold its legacy assets, consisting primarily of patents and proprietary medical equipment.

The Merger is also expected to complement and create potential synergies with Check-Cap’s Ghost Kitchen franchise rights in New Jersey, which were acquired pursuant to an Asset Purchase Agreement entered into on September 5, 2025, pursuant to which Check-Cap issued 1,169,596 ordinary shares to Parea LLC on September 12, 2025. The Company expects the combined company to leverage shared technology, operational resources, and market relationships that will enable it to capitalize on the Ghost Kitchen franchise rights. In addition, the Company may look to integrate Apollo and its affiliates into Check-Cap’s business at a later date if it is deemed to be in the best interests of the Company and its shareholders.

The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Nevada executed in accordance with, and in such form as is required by, the relevant provisions of the NRS.

Background of the Merger

Check-Cap is a clinical stage medical diagnostics company engaged in the development of C-Scan®, a screening test to detect polyps before they may transform into colorectal cancer. In March 2023, Check-Cap announced that its most recent efficacy results from its calibration studies did not meet the goal in order to proceed to the powered portion of the U.S. pivotal study for C-Scan, its main product. In June 2023, after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with consideration of the anticipated time and investment necessary to further develop the technology, the Check-Cap Board determined to pursue strategic options. At such time, the Check-Cap Board also approved a reduction in its workforce by approximately 90 percent, to reduce its cash burn. In light of these developments, Check-Cap discontinued the calibration studies and determined not to commence the powered portion of its U.S. pivotal study, and to concentrate its resources on its essential research activities and strategic alternatives.

As a result of its evaluation and pursuit of strategic options, on August 16, 2023, it entered into a business combination agreement (the “Keystone BCA”) with Keystone Dental Holdings, Inc., Capstone Dental PubCo, Inc (“PubCo”) and other direct, wholly owned subsidiaries of PubCo. At its 2023 annual general meeting of shareholders, such business combination transactions did not receive the requisite majority required for approval under Section 320 of the Israeli Companies Law 5759-1999. On December 24, 2023, Check-Cap received a notice on behalf of Keystone, terminating the Keystone BCA in light of the results.

On March 25, 2024, the Company entered into a business combination agreement with Apollo. When the MBody AI transaction was presented to the Check-Cap Board it discussed the potential MBody AI transaction with Apollo. Based on these discussions, Apollo agreed that it would mutually terminate the Apollo BCA upon the closing of any Merger with MBody AI so long as Check-Cap continues to be open to future integration with Apollo, given the time and efforts expended by Apollo on management and operations of Check-Cap following the execution of the Apollo BCA.

The Check-Cap Board held multiple meetings to discuss a Merger with MBody AI. On September 11, 2025, it approved the Merger with MBody AI.

Recommendation of the Check-Cap Board

At a meeting held on September 11, 2025, the Check-Cap Board unanimously (i) determined that the Merger and the other transactions to which Check-Cap is a party, are fair to, advisable and in the best interests of Check-Cap and its shareholders, (ii) approved and declared advisable the Merger Proposal, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the Check-Cap shareholders vote to approve the Merger and the transactions contemplated by the Merger Agreement.

Reasons for Approving the Merger

The Check-Cap Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Merger and the related transactions. Check-Cap’s officers and directors have experience in evaluating the operating and financial merits of companies and concluded that their experience and backgrounds enabled them to make the necessary analyses and determinations regarding the Merger.

Leading up to such approval, the Check-Cap Board also reviewed the Merger Proposal against the transactions contemplated by the Apollo BCA and the Company’s standalone prospects. In the course of its evaluation of the proposed Merger and the related transactions, the Check-Cap Board held multiple meetings, consulted with its senior management, outside legal counsel and other advisors, and considered a number of factors. Upon conclusion of this review, the Check-Cap Board decided to approve the Merger.

The Merger Agreement

The following section summarizes material provisions of the Merger Agreement, a copy of which is included as Annex A to this proxy statement. The rights and obligations of each of Check-Cap, MBody AI and the Merger Sub are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this Proxy Statement.

General

On September 12, 2025, MBody AI, Check-Cap, and Merger Sub entered into the Merger Agreement, pursuant to which the Merger Sub will merge with and into MBody AI with MBody AI becoming a wholly-owned subsidiary of Check-Cap.

Merger Consideration

Upon consummation of the Merger, each holder of shares of MBody AI common stock will receive, for each share of MBody AI common stock, a number of ordinary shares such that following the closing of the Merger, current MBody AI equityholders will own 90% of the issued and outstanding ordinary shares of the combined company on a fully diluted basis, and current Check-Cap equityholders will own 10% of the issued and outstanding ordinary shares of the combined company on a fully diluted basis.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by each of MBody AI and Check-Cap, including, among others: due organization, valid existence, good standing, licensing and qualification of such parties and their subsidiaries; no breach of the respective organizational documents; authority of such parties to enter into and the binding nature of the Merger Agreement; the vote of such parties’ shareholders required to approve the transactions; the execution of the Merger Agreement not contravening such parties’ respective material contracts and organizational documents, and the required consents for consummation of the transactions; capitalization of each of such parties; compliance of such parties’ financial statements with accounting standards; absence of material liabilities not disclosed on such parties’ financial statements; such parties’ ownership and good title to assets used for their business and operations; compliance of such parties with applicable privacy and data security laws, and maintenance of privacy policies; validity, enforceability and no violation of such parties’ material agreements, contracts and commitments; compliance with applicable laws, holding of required permits and absence of restrictions on the operation of such parties’ respective businesses; absence of legal proceedings or orders against such parties; due filing of tax returns, payment of outstanding taxes and compliance with applicable tax laws; compliance with employment and labor laws, and compliance of such parties’ existing benefit plans with applicable laws; compliance with applicable environmental laws; enforceability of such parties’ insurance policies and compliance of such parties with the terms thereof; and, with respect to Check-Cap only, timeliness and completeness of required SEC filings, absence of shell company status, and existence of foreign private issuer status.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of Check-Cap, MBody AI, and the Merger Sub are qualified in whole or in part by materiality thresholds.

Covenants of the Parties

Each of the parties made certain covenants under the Merger Agreement, including, among others, the following:

●	using commercially reasonable efforts to consummate the Merger and obtain all permits, consents, approvals, authorizations and qualifications;

●	using commercially reasonable efforts to preserve intact their respective business and operations in all material respects during the Interim Period (as defined in the Merger Agreement);

●	refraining from conducting certain corporate action, including, among others, declaring dividends, amending the organizational documents, issuing capital stock or other securities, forming any subsidiary or acquiring any equity interest or other interest in any other entity, incurring indebtedness, adopting any new employee plan and acquiring material assets, subject to certain exceptions;

●	cooperating in connection with certain tax matters and filings;

●	causing certain stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar contracts of MBody AI to be terminated immediately prior to the Closing; and

●	using commercially reasonable efforts to secure a financing in a private placement (the “PIPE Financing”) on terms reasonably acceptable to each of the parties.

Conditions to Closing

The Closing is expected to take place in the fourth quarter of 2025 and in no event will it be later than the third business day following the satisfaction or, to the extent permitted by law, waiver by the party or parties entitled to the benefits thereof of the conditions to the Closing (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or (to the extent permitted by law) waiver of those conditions).

In addition to the approval of the Merger by Check-Cap’s shareholders, the consummation of the Merger is subject to the satisfaction of a number of other conditions, including, among others, (i) the expiration or termination of any waiting period applicable to the consummation of the Merger under any applicable antitrust law, (ii) the accuracy of representations and warranties under the Merger Agreement (subject to certain materiality exceptions), (iii) the absence of a material adverse effect on MBody AI or Check-Cap, (iv) MBody AI, Merger Sub and Check-Cap’s performance of their respective obligations under the Merger Agreement, and (v) the termination of any shareholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar contracts between MBody AI and any holders of MBody AI’s capital stock. However, it is possible that factors outside the control of both companies could result in the Merger being consummated at a different time, or not at all.

In connection with the Closing of the Merger, the Apollo BCA will be terminated, by the mutual consent of Check-Cap and Apollo such that no termination fee will be due to Apollo or Check-Cap. Upon the termination of the Apollo BCA the loans made by Check-Cap to Apollo that are currently outstanding will be converted into a 7.5% equity position in Apollo that will be owned by Check-Cap, and each of the related loan agreements between Check-Cap and Apollo will be cancelled for no further consideration.

Securities Law Consequences

The issuance of the ordinary shares to shareholders of MBody AI’s common stock in the Merger will be effected by means of a private placement, which is exempt from registration under the Securities Act of 1933 (the “Securities Act”), in reliance on Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D or Regulation S promulgated thereunder and such shares will be “restricted securities.” The shares to be issued in connection with the Merger and the PIPE Financing will not be registered under the Securities Act upon issuance and will not be freely transferable. Holders of such shares may not sell their respective shares unless the shares are registered under the Securities Act or an exemption is available under the Securities Act.

Material U.S. Federal Income Tax Consequences of the Merger

The Merger is intended to qualify as a reorganization within the meaning of Section 368 of the Code. Check-Cap’s shareholders will not sell, exchange or dispose of any ordinary shares as a result of the Merger. Although Check-Cap is incorporated under the laws of Israel, it is expected to be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code as a result of the Merger because the Merger is expected to result in an 80% Inversion. As a result, Check-Cap is expected to be deemed to convert from a non-U.S. corporation to a U.S. corporation in a reorganization described in Section 368(a)(1)(F) of the Code (an “F Reorganization”) that occurs at the end of the day immediately preceding the Merger. Consequently, Check-Cap will be subject to U.S. federal income tax on its worldwide taxable income following the deemed domestication.

Check-Cap Legacy Assets

Check-Cap will continue to hold all of its pre-Closing business assets and have all of its pre-Closing business liabilities after the Closing of the Merger. These assets primarily consist of Check-Cap’s patent portfolio and its proprietary medical equipment located in Israel.

No Solicitation

During the Interim Period, Check-Cap agreed not to solicit, initiate, or encourage any acquisition proposals or inquiries, nor provide non-public information, engage in discussions, or enter into agreements relating to such proposals, except as expressly permitted under the Merger Agreement. Limited exceptions apply where the Company, without breaching these restrictions, receives a bona fide written proposal that could reasonably lead to a Superior Offer (as defined in the Merger Agreement); in that case, the Board of Directors may, after consulting financial and legal advisors, engage with the third party if doing otherwise would conflict with its fiduciary duties, provided confidentiality agreements are executed and MBody AI is given prior notice and access to the same information.

Termination

The Merger Agreement may be terminated before the Closing of the Merger (i) by mutual consent, (ii) by either Check-Cap or MBody AI if the Merger fails to consummate by June 30, 2026, (iii) by either Check-Cap or MBody AI if the shareholders of the Company fail to approve the Merger and the related transactions at the Meeting, (iv) by MBody AI if there is an adverse board recommendation of the Check-Cap Board, (v) by either Check-Cap or MBody AI upon a willful and material breach by either party, or (vi) by Check-Cap upon its decision to pursue permitted alternative transactions. In addition, if the Merger Agreement is terminated because the shareholders of the Company fail to approve the Merger at the Meeting, Check-Cap has agreed to reimburse MBody AI up to $1.5 million in expenses, and if the Merger Agreement is terminated for reasons stated in clauses (iv) and (vi) above, Check-Cap has agreed to pay to MBody AI a nonrefundable fee in an amount equal to $2.5 million.

Ownership of the Combined Company Following the Merger

Following the Closing, current MBody AI equityholders will own 90% of the issued and outstanding ordinary shares on a fully diluted basis and current Check-Cap equityholders will own 10% of the issued and outstanding ordinary shares on a fully diluted basis.

Governance of the Company Following the Merger

Name of Company; Headquarters

Following the consummation of the Merger, MBody AI will be a wholly-owned subsidiary of Check-Cap and Check-Cap will continue to conduct its legacy business as part of the combined company. The combined company will change its name from “Check-Cap, Ltd.” to “MBody AI Ltd.” or a similar name approved by the Israeli Registrar of Companies, effective as of the effective time under the Merger Agreement and continue to be incorporated in Israel. Check-Cap’s legacy business will continue its research and development activities. Check-Cap will continue to hold its legacy assets, consisting primarily of patents and proprietary medical equipment. The executive offices of the combined company will be located at 29 Abba Hushi Avenue, Isfiya, 3009000, Mount Carmel, Israel or a similar location in Israel at the Board of Director’s discretion. Following the consummation of the Merger, Merger Sub will cease to exist.

Board of Directors

MBody AI and Check-Cap have agreed that, upon the consummation of the Merger, the Board of Directors will be comprised of those individuals designated by MBody AI, provided, however, that Check-Cap shall have the right to designate one (1) director, David Lontini.

Management

MBody AI and Check-Cap expect that following the Merger John Fowler will serve as Chief Executive Officer of the Company. Mr. Fowler brings a proven track record of building public companies and is committed to rapidly scaling MBody AI into a multi-billion-dollar global leader. A seasoned public company CEO, he has successfully taken companies public, delivered multiple exits, and generated substantial liquidity for shareholders.

As the former President & CEO of Supreme Cannabis Company Inc., Mr. Fowler transformed the company into a nationally recognized brand, raised hundreds of millions of dollars in capital, and led its high-profile acquisition by Canopy Growth (NYSE: CGC). With more than a decade of executive leadership in high-growth and public-market environments, he is accredited for his ability to raise capital, build enduring brands, and drive transformational growth.

Trained as a Canadian corporate lawyer, Mr. Fowler is an expert in capital markets, brand strategy, and scaling public companies—bringing a unique combination of legal acumen, operational leadership, and capital-raising expertise to MBody AI.

Interests of Check-Cap’s Directors and Executive Officers in the Merger

In considering the Merger Proposal, you should be aware that the directors and executive officers of Check-Cap may have interests in the Merger and the related transactions that may be different from, or in addition to, those of Check-Cap’s shareholders generally. The members of the Check-Cap Board were aware of and considered these interests among other matters, in evaluating and approving the Merger and the related transactions, and in recommending that Check-Cap’s shareholders vote to adopt the Merger and the related transactions. These interests include a post-Merger role at the Company, as following the Closing, it is expected that David Lontini will continue as a director of Check-Cap. Finally, the Merger Agreement requires that the organizational documents of the surviving corporation contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Articles of Association of Check-Cap, and Check-Cap will purchase a prepaid “tail” directors’ and officers’ liability insurance policy that will provide coverage to Check-Cap’s existing directors’ and officers’ with respect to matters occurring prior to the effective time of the Merger until the sixth anniversary of the effective time of the Merger.

Transfer Agent and Registrar

The transfer agent and registrar for the combined company will be Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 28 Liberty Street, Floor 53, New York, NY 10005.

Proposal

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Merger Proposal be and hereby is approved.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends that you vote FOR the approval of the Merger Proposal.

PROPOSAL 2

REVERSE STOCK SPLIT

(Item 2 on the Proxy Card)

Purpose and Effect of the Reverse Split

The Company is seeking approval of the shareholders to authorize the Check-Cap Board to determine to effect a reverse share split of the outstanding ordinary shares within a range of 1 for 14 to 1 for 100, the exact ratio to be determined by the Board of Directors (the “Reverse Split”), and to amend the Articles of Association to effect any such Reverse Split (if implemented). The purpose of the Reverse Split, if implemented, is to increase the market price per share of the Check-Cap ordinary shares to comply with the minimum bid price requirement under the Nasdaq Listing Rules.

On April 9, 2025, the Company received a notification from Nasdaq that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share, and that the Company has 180 calendar days from April 9, 2025, or until October 6, 2025, to regain compliance with the minimum bid price requirement.

The Company believes that the continued listing of the ordinary shares on Nasdaq will enable the Company to have better access to the public capital markets while providing for greater liquidity for its shareholders. In addition, the Company believes that a Reverse Split is advisable in order to make the ordinary shares more attractive to a broader range of investors and the general public. The Board of Directors believes that the anticipated increased price resulting from a Reverse Split may generate additional interest and trading in the ordinary shares. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Furthermore, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the share price than commissions on higher-priced stocks, the current average price per share of ordinary shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

The Board of Directors has requested that shareholders approve a reverse split ratio range, as opposed to approval of a specified reverse split ratio, in order to give the Board of Directors the required discretion and flexibility to determine the reverse split ratio based, among other factors, upon prevailing market, business and economic conditions at the time. No further action on the part of the shareholders will be required to either effect or abandon the Reverse Split.

The Company is therefore seeking approval of its shareholders to authorize the Check-Cap Board to determine to effect the Reverse Split, and to approve an amendment to the Articles of Association to reflect any such Reverse Split. If the Reverse Split is approved by Check-Cap’s shareholders, then the Check-Cap Board will have the authority to decide, within six months of the Meeting, whether to implement the Reverse Split and the exact ratio for the Reverse Split within the range. Following such determination by the Board of Directors, the Company will issue a press release announcing the effective date of the Reverse Split and will amend the Articles of Association to effect such Reverse Split. The Company is required to give notice to Nasdaq at least 10 calendar days prior to the effective date of a Reverse Split.

If the Reverse Split is implemented, the number of Check-Cap authorized shares as well as the issued and outstanding Check-Cap ordinary shares would be reduced in accordance with the reverse split ratio selected by the Board of Directors and the par value per Check-Cap ordinary share will be increased proportionately. In addition, if the Reverse Split is implemented, the exercise price and the number of Check-Cap ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split (if implemented), the number of Check-Cap ordinary shares issuable pursuant to the 2015 Equity Incentive Plan and the 2015 US Sub-Plan to the 2015 Equity Incentive Plan, as well as the number of shares and exercise prices subject to outstanding options under the plans and the number of shares subject to outstanding restricted stock units under the plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split (if implemented). Instead, all fractional shares will be rounded up to the nearest whole ordinary share.

Implementation of Reverse Split

If the Company’s shareholders approve the Reverse Split and the Board of Directors decides to effectuate the Reverse Split, certain blocks (depending on the reverse split ratio) of ordinary shares issued and outstanding will be reclassified, and changed into one fully paid and nonassessable ordinary share of the Company. In addition, the number of authorized ordinary shares that the Company may issue will be reclassified, and proportionately decreased in accordance with the reverse split ratio.

Upon the implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding the ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold the ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Registered holders of the ordinary shares hold their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of their ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take any action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares, subject to adjustment for treatment of fractional shares.

Certain Risks Associated with the Reverse Split

While the Board of Directors believes that the potential advantages of the Reverse Split outweigh the risks, if the Board of Directors does effect the Reverse Split, the Company could be exposed to certain risks, as set forth below.

The Reverse Split may not increase the Company’s share price over the long-term.

The purpose of the Reverse Split, if implemented, is to comply with the minimum bid price requirement under the Nasdaq Listing Rules for the Company. The Reverse Split may not accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares will initially proportionally increase the market price of Check-Cap’s ordinary shares, the Reverse Split may not increase the market price of such shares by a multiple of the reverse split ratio chosen by the Board of Directors in its sole discretion, or result in any sustained increase in the market price of the ordinary shares, which is dependent upon many factors, including the Company’s business and financial performance, general market conditions, and prospects for future success. Thus, while the share price of the ordinary shares might satisfy the Nasdaq Listing Rules initially, the share price may not continue to meet the Nasdaq Listing Rules in the future.

The Reverse Split may decrease the liquidity of the ordinary shares.

Although the anticipated increase in the market price of Check-Cap’s ordinary shares could encourage interest in the ordinary shares and possibly promote greater liquidity for the Company’s shareholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the ordinary shares.

The Reverse Split may lead to a decrease in the Company’s overall market capitalization.

Should the market price of Check-Cap’s ordinary shares decline after the Reverse Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been if the Reverse Split had not been effected. A reverse share split is often viewed negatively by investors and, consequently, can lead to a decrease in the Company’s overall market capitalization. If the per share market price does not increase in proportion to the reverse share split ratio, then the value of the Company, as measured by its capitalization, will be reduced. In some cases, the per-share share price of companies that have effected reverse share splits subsequently declined back to pre-reverse split levels, and accordingly, the total market value of Check-Cap’s ordinary shares may not remain the same after the Reverse Split is effected (if effected), or that the Reverse Split may have an adverse effect on the share price of Check-Cap’s ordinary shares due to the reduced number of shares outstanding after the Reverse Split.

The Reverse Split may result in some shareholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to authorize the Board of Directors to determine to effect a reverse share split of the Company’s ordinary shares in a ratio to be determined by the Board of Directors in a range of 1 for 14 to 1 for 100, effective on the date to be determined by the Board of Directors and announced by the Company, and to approve an amendment to the Articles of Association to reflect any such reverse share split (if implemented).”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends that you vote “FOR” the reverse share split and to amend the Articles of Association accordingly.

PROPOSAL 3

ELECTION OF DIRECTORS

(Item 3 on the Proxy Card)

Background

Under our articles of association, as currently in effect, our Board of Directors must consist of at least four and not more than eleven directors.  Our Board of Directors currently consists of four directors, David Lontini, Carlos Cheung, Michael Hutton, and Daniel Kokiw.  Currently, each of our directors holds office until the next annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier, or a director is removed from office pursuant to the Israeli Companies Law, or the director resigns).

All of our currently serving directors are standing for re-election at the Meeting, each to hold office until our next annual general meeting of shareholders and until his or her successor is elected and qualified.

Our Board of Directors has affirmatively determined that each of Carlos Cheung, Michael Hutton, and Daniel Kokiw is an “independent director” as defined under Nasdaq Listing Rules. Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of four members, three of which satisfy the independence requirements of the Nasdaq Listing Rules.

Our Nominating Committee and Board of Directors have reviewed and evaluated the qualifications and suitability of each of the director nominees.  In accordance with the Israeli Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of our company, taking into consideration our company’s size and special needs. Accordingly, upon the recommendation of our Nominating Committee, our Board of Directors has nominated the four individuals named below for re-election, each to hold office until our next annual general meeting of shareholders and until their respective successors are duly elected or their earlier resignation or removal.

Nominees for Director

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

David Lontini

David Lontini, who has served on the Board of Directors since January 25, 2024, is an experienced business owner / operator who has successfully completed merger and acquisition transactions. Mr. Lontini has held senior leadership positions at a variety of sports and media organizations such as Pointstreak Sports Technologies, Maru/Matchbox and the Toronto Argonauts Football Club. Mr. Lontini holds a B.A. in Liberal Arts and Political Science from York University.

Carlos Cheung

Carlos Cheung has served on our Board of Directors since September 2024. Mr. Cheung is a seasoned technology entrepreneur and business leader with a strong background in software development and strategic growth. Since September 2017, Mr. Cheung has been on the founding team of FOSSA, Inc. (“FOSSA”) to build the company from the ground up in enterprise software and cyber security. Prior to FOSSA, Mr. Cheung helped lead other software companies from inception to growth. Mr. Cheung has also played a key role in mergers and acquisitions, particularly in conducting software due diligence, assessing technological assets, evaluating potential risks and opportunities, and guiding strategic decision-making in complex business transactions. Mr. Cheung holds a Bachelor of Science degree in Business Administration (BSBA) from Georgetown University’s McDonough School of Business. Mr. Cheung’s unique combination of entrepreneurial spirit, technical knowledge, and strategic business acumen positions him as a valuable asset for public company boards, particularly those in the technology sector or companies undergoing digital transformation. Mr. Cheung has been appointed to the Nominating Committee, the Compensation Committee, and the Audit Committee.

Michael Hutton

Michael Hutton, who has served on our Board of Directors since January 25, 2024, has spent the past 28 years at medical device technology companies and for the last 15 years has held leadership positions at Phonak Canada, of Sonova Holding AG and WSAudiology. In these leadership roles, Mr Hutton gained significant experience with M&A and strategic business development. Mr. Hutton’s education includes studying at the Toronto School of Business and the University of St. Gallen. Mr. Hutton has been appointed to the Nominating Committee, the Compensation Committee, and the Audit Committee.

Daniel Kokiw

Daniel Kokiw, who has served on our Board of Directors since January 25, 2024, is an experienced business owner / operator who has successfully completed M&A transactions. For over 8 years, Mr Kokiw was in a senior operational role at Zodiac Recreational of North America, of Zodiac Nautic and prior to that he ran the operations of Rokan Laminating. Currently, Mr Kokiw owns and operates a highly successful business in food retail. Mr. Kokiw’s education includes studying Psychology at Carlton University. Mr. Kokiw has been appointed to the Nominating Committee, the Compensation Committee, and the Audit Committee.

The Company is not aware of any reason why each director nominee, if elected, would be unable or unwilling to serve as a director of the Company.

Proposal

The shareholders are being asked to re-elect the director nominees named above, each to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected and qualified or their earlier resignation or removal.  Each director nominee shall be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the election of each of the Director Nominees named above.

PROPOSAL 4

THE NAME CHANGE PROPOSAL

(Item 4 on the Proxy Card)

General

The Board of Directors has unanimously approved the change of Check-Cap’s name from “Check-Cap Ltd.” to “MBody AI Ltd.” or a similar name approved by the Israeli Registrar of Companies, effective as of the effective time under the Merger Agreement.

Additionally, we anticipate the trading symbol of Check-Cap on Nasdaq will change in connection with the proposed name change of Check-Cap. The ordinary shares are currently listed on Nasdaq under the symbol “CHEK.”

Purpose

The Board of Directors believes that a change of the name of Check-Cap to “MBody AI Ltd.” or a similar name upon the effective time of the Merger will serve the best interests of the combined company and its shareholders. We expect that the combined company will take advantage of the potential benefits resulting from the combination of the MBody AI business and Check-Cap’s public company structure, its legacy assets and its Ghost Kitchen franchise rights. Check-Cap will continue to conduct its legacy business, and the combined company will continue to be incorporated in Israel. However, we believe that the combined company would be better suited to have a name that relates to its new business. Such a name change may yield benefits to the combined company both commercially as well as in the capital markets.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to authorize the Board of Directors to change Check-Cap’s name from “Check-Cap Ltd.” to “MBody AI Ltd.” or a similar name approved by the Israeli Registrar of Companies, effective as of the effective time under the Merger Agreement and to approve an amendment to the Articles of Association to reflect the name change.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the Name Change Proposal.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

The Check-Cap Board has approved and is presenting to the shareholders for review and discussion at the Meeting, the Company’s audited financial statements for the year ended December 31, 2024. This item will not involve a shareholder vote.

The Company’s audited financial statements for the year ended December 31, 2024, which form part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on August 27, 2025 (the “Form 20-F”), are available for viewing via the SEC’s website at www.sec.gov. Shareholders may receive a hard copy of the Form 20-F containing the audited financial statements free of charge upon request. None of the audited financial statements or the Form 20-F form part of the proxy solicitation material.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law and the regulations promulgated thereunder. Under Section 66(b) of the Companies Law, only shareholders who severally or jointly hold at least 1% of the outstanding voting rights are entitled to request that the Check-Cap Board include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of the Company’s notice with respect to its general meeting of shareholders. Accordingly, any such shareholders may request to include a proposal on the agenda of the Meeting by submitting their proposals in writing to David Lontini, the Company’s Interim Chief Executive Officer, at the following address: Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: Interim Chief Executive Officer or by email at david@londacorp.com. For a shareholder proposal to be considered for inclusion at the Meeting, the Company’s Interim Chief Executive Officer must receive the written proposal, together with the accompanying documentation and information required to be submitted under Israeli law, no later than September 24, 2025. If the Check-Cap Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda at the Meeting, the Company will publish a revised agenda for the Meeting no later than October 1, 2025, by way of issuing a press release or furnishing a Report on Form 6-K with the SEC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Check-Cap is subject to the information reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), as applicable to foreign private issuers. Check-Cap fulfills these requirements by filing or furnishing reports with the SEC. The SEC filings are available to the public on the SEC’s website at www.sec.gov.

As a foreign private issuer, Check-Cap is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that Check-Cap is subject to those proxy rules.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 12, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ David Lontini
David Lontini
Chairman of the Board of Directors

Date: September 12, 2025

ANNEX A

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

among

CHECK-CAP LTD.,

CC MERGER SUB INC.

- AND -

 MBODY AI

DATED AS OF September 12, 2025

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 12, 2025 by and among MBody AI, a Nevada corporation (“MBody”), Check-Cap Ltd., an Israeli company (“Check-Cap”), and CC Merger Sub Inc., a Nevada corporation and a direct, wholly owned subsidiary of Check-Cap (“Merger Sub”). MBody, Check-Cap and Merger Sub are sometimes referred to individually as a “Party” and, collectively, as “Parties”.

WHEREAS, the Parties intend to effect a merger of Merger Sub with and into MBody (the “Merger”), in accordance with this Agreement and the Nevada Revised Statutes (“NRS”). Upon the consummation of the Merger, Merger Sub will cease to exist as a separate entity and MBody will become a direct, wholly owned subsidiary of Check-Cap;

WHEREAS, the board of directors of Check-Cap (the “Check-Cap Board”) has (i) determined that the Merger and the Transactions (as defined below) to which Check-Cap is a party, are fair to, advisable, and in the best interests of Check-Cap and its shareholders (the “Check-Cap Shareholders”), (ii) approved and declared advisable the Merger, this Agreement and the Transactions to which Check-Cap is a party, (iii) determined that considering the financial position of the merging entities in the Merger, no reasonable concern exists that, as a result of the Merger, the Surviving Corporation (as defined below) will be unable to fulfill the obligations of Check-Cap to its creditors, and (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Check-Cap Shareholders vote to approve the Check-Cap Shareholder Matters (as defined below);

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has unanimously (i) determined that the Transactions, including the Merger, are fair to, advisable, and in the best interests of Merger Sub and Check-Cap, as its sole shareholder, (ii) approved and declared advisable this Agreement and the Transactions to which Merger Sub is a party, including the Merger, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that Check-Cap, as the sole shareholder of Merger Sub, adopt this Agreement and approve the Transactions, including the Merger;

WHEREAS, the board of directors of MBody (the “MBody Board”) has unanimously (i) determined that the Transactions, including the Merger, are fair to, advisable and in the best interests of MBody and its shareholders (the “MBody Shareholders”), (ii) approved and declared advisable this Agreement and the Transactions, including the Merger and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the MBody Shareholders vote to adopt this Agreement and approve the Transactions, including the Merger;

WHEREAS, promptly after the execution and delivery of this Agreement, Check-Cap and certain MBody Shareholders listed on Section A of the MBody Disclosure Schedule will execute lock-up agreements (the “MBody Lock-Up Agreements”), pursuant to which, among other things, each of such MBody Shareholders will agree to not effect any sale or distribution of any equity securities of Check-Cap held by any of them during the period set forth therein, subject to certain customary exceptions set forth therein;

WHEREAS, promptly after the execution and delivery of this Agreement, MBody, Check-Cap and certain MBody Shareholders listed on Section B of the MBody Disclosure Schedule will execute a support agreement (the “MBody Support Agreement”), pursuant to which, among other things, such Persons will agree to vote all of their MBody Common Stock in favor of the approval of this Agreement and the Transactions, including the Merger;

WHEREAS, promptly after the execution and delivery of this Agreement, Check-Cap and certain officers and directors of Check-Cap listed on Section A of the Check-Cap Disclosure Schedule will execute lock-up agreements (the “Check-Cap Lock-Up Agreements”), pursuant to which, among other things, each of such Check-Cap officers and directors will agree to not effect any sale or distribution of any equity securities of Check-Cap held by any of them during the period set forth therein, subject to certain customary exceptions set forth therein;

WHEREAS, the parties have agreed to use their respective commercially reasonable efforts to secure a PIPE Financing (the “Concurrent PIPE Investment”); and

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that the Merger will qualify as a “reorganization” under Section 368 of the Code (as defined below), and (b) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Merger within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder (collectively, the “Intended U.S. Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I.
Definitions and Interpretation

Section 1.1 Definitions.

For purposes of this Agreement:

“102 Trustee” means the trustee appointed from time to time in accordance with the provisions of the Israeli Income Tax Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by MBody or any of its Affiliates) that could reasonably be expected to lead to an Acquisition Proposal, other than any Concurrent PIPE Investment.

“Acquisition Proposal” means, with respect to Check-Cap, any offer or proposal, whether written or oral (other than (i) an offer or proposal made or submitted by or on behalf of MBody or any of its Affiliates or (ii) any Concurrent PIPE Investment) contemplating or otherwise relating to any Acquisition Transaction with Check-Cap.

“Acquisition Transaction” means any transaction or series of related transactions (other than any Concurrent PIPE Investment) involving (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which Check-Cap is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 25% of the outstanding securities of any class of voting securities of Check-Cap or any of its Subsidiaries or (iii) in which Check-Cap or any of its Subsidiaries issues securities representing more than 25% of the outstanding securities of any class of voting securities of Check-Cap or any of its Subsidiaries; or (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 25% or more of the consolidated book value or the fair market value of the assets of Check-Cap and its Subsidiaries, taken as a whole.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Check-Cap and MBody.

“Antitrust Law” means any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through merger or acquisition, including the Israeli Economic Competition Law, 1988.

“Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York.

 “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority, including any presidential memoranda or executive orders, relating to the COVID-19 Pandemic, as well as any applicable guidance issued thereunder or relating thereto (including IRS Notice 2020-65, 2020-38 IRB) and any similar non-U.S. or state and local law.

“Change of Control Payments” means, with respect to any Person, the sum of, the amount of any change of control, sale, retention or similar payments, and any severance, termination and/or similar payments that are or become due to any individual service provider of such Person and its Subsidiaries in connection with the consummation of the Transactions (including the termination of such individual service provider’s employment or service, if any, as a result of the Transactions) and that are unpaid as of the Closing, in each case, plus the amount of any employer portion of any payroll taxes that are imposed on any such payments.

“Check-Cap Associate” means any current employee, independent contractor, officer or director of Check-Cap or its Subsidiaries.

“Check-Cap Capitalization Representations” means the representations and warranties of Check-Cap set forth in Section 5.6(a) and Section 5.6(b).

“Check-Cap CLA Warrants” means the warrants issued to certain lenders and existing Check-Cap Shareholders to purchase Check-Cap Ordinary Shares, pursuant to a Credit Line Agreement dated as of August 20, 2014.

“Check-Cap Contract” means any Contract: (a) to which Check-Cap is a party, (b) by which Check-Cap is or may become bound or under which Check-Cap has, or may become subject to, any obligation or (c) under which Check-Cap has or may acquire any right or interest.

“Check-Cap Employee Plan” means any Employee Plan that Check-Cap or its Subsidiaries sponsors, contributes to, or provides benefits under or through, or has any obligation to contribute to or provide benefits under or through, which covers any current or former employee, officer, director or other service provider of Check-Cap or its Subsidiaries (or their spouses, dependents, or beneficiaries) or with respect to which Check-Cap or its Subsidiaries have or may have any liability (contingent or otherwise, including by reason of being an ERISA Affiliate).

“Check-Cap Fundamental Representations” means the representations and warranties of Check-Cap set forth in Sections 5.1(a) and 5.1(b) (Due Organization; Subsidiaries), Section 5.2 (Organizational Documents), Section 5.3 (Authority; Fairness; Binding Nature of Agreement), and Section 5.21 (Financial Advisors).

“Check-Cap IP Rights” means all Intellectual Property owned, licensed to or controlled by Check-Cap that is necessary for the operation of the business of Check-Cap as presently conducted

“Check-Cap IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Check-Cap IP Rights.

“Check-Cap Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Check-Cap Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Check-Cap; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Check-Cap Material Adverse Effect: (i) the announcement of this Agreement or the pendency of the Transactions, (ii) any change in the stock price or trading volume of Check-Cap Ordinary Shares (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Check-Cap Ordinary Shares may be taken into account in determining whether a Check-Cap Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (iii) the taking of any action, or the failure to take any action, by Check-Cap that is required to comply with the terms of this Agreement, (iv) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (v) any change in GAAP or applicable Law or the interpretation thereof, (vi) general economic or political conditions or conditions generally affecting the industries in which Check-Cap and its Subsidiaries operate, (vii) any change in the cash position of Check-Cap and its Subsidiaries which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (iv), (v) and (vi), to the extent disproportionately affecting Check-Cap and its Subsidiaries relative to other similarly situated companies in the industries in which Check-Cap and its Subsidiaries operate.

“Check-Cap Option” means an option to purchase a Check-Cap Ordinary Share granted under the Check-Cap Stock Plans.

“Check-Cap Ordinary Shares” means the ordinary shares, par value NIS 48.00 each, of Check-Cap.

“Check-Cap Placement Agent Warrants” means the placement agent warrants to purchase Check-Cap Ordinary Shares issued to H.C. Wainwright & Co., LLC or its designees, pursuant to certain Engagement Letters dated (i) January 23, 2019, (ii) July 22, 2020, (iii) June 24, 2021 (as amended on June 29, 2021) and (iv) February 26, 2022.

“Check-Cap Registered Direct Warrants” means the warrants to purchase Check-Cap Ordinary Shares issued pursuant to registered direct offerings and a warrant exercise agreement on February 4, 2019, July 23, 2020, July 2, 2021 and March 3, 2022.

“Check-Cap Registered IP” means all Check-Cap IP Rights that are owned or exclusively or non-exclusively licensed to Check-Cap that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Check-Cap RSU” means a restricted stock unit award representing the right to receive a Check-Cap Ordinary Share under the Check-Cap Stock Plans.

“Check-Cap Stock Plans” means, collectively, each of the Check-Cap LLC 2006 Unit Option Plan, the Check-Cap Ltd. 2015 Equity Incentive Plan and the Check-Cap Ltd. 2015 United States Sub-Plan, in each case, as may be amended from time to time.

“Check-Cap Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Check-Cap for the six (6)-month period ended June 30, 2025.

“Check-Cap Warrants” means, collectively, the (a) Check-Cap Registered Direct Warrants, (b) Check-Cap CLA Warrants, and the (c) Check-Cap Placement Agent Warrants.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (a) an “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; (b) equity and/or equity based compensation plans, equity purchase plans, bonus or incentive plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, compensation plans, programs, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, fringe benefit plans, employment agreements, consultant agreements, and all other employee benefit plans or arrangements, not described in (a) above; and (c) plans or arrangements providing compensation to employee and non-employee directors, and independent contractors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, pre-emptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, provincial, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Awards” means each outstanding equity award granted under the Check-Cap Stock Plans.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such Entity.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” generally accepted accounting principles as in effect from time to time in the United States.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof, and petroleum products or by-products.

“ICL” means the Israeli Companies Law, 5759-1999, as amended from time to time, including the regulations promulgated thereunder, or any other Law which may come in its stead, including all amendments made thereto.

“Intellectual Property” means (a) United States, Canadian, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, Inter Partes Review or Post Grant Review Certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) designs and design rights, including registrations and applications for registration thereof, (c) trademarks, service marks, trade names, corporate names, brand names, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (d) copyrights, including registrations and applications for registration thereof, (e) URLs, domain names, and social media accounts, (f) software, including all source code, object code and related documentation, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (g) all United States, Canadian and foreign rights arising under or associated with any of the foregoing.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact following reasonable inquiry in the ordinary course of the performance of such individual’s responsibilities.

“Law” means any federal, state, national, supra-national, foreign, local, provincial or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any material action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“MBody Associate” means any current employee, independent contractor, officer or director of MBody or any of its Subsidiaries.

“MBody Audited Balance Sheet” means the audited consolidated balance sheet of MBody for the year-ended June 30, 2025 provided to Check-Cap prior to the Closing.

“MBody Capitalization Representations” means the representations and warranties of MBody, set forth in Section 4.6(a) and Section 4.6(d).

“MBody Common Shares” means the common shares of MBody.

“MBody Contract” means any Contract: (a) to which MBody or any of its Subsidiaries is a Party, (b) by which MBody or any of its Subsidiaries is or may become bound or under which MBody or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which MBody or any of its Subsidiaries has or may acquire any right or interest.

“MBody Fundamental Representations” means the representations and warranties of MBody set forth in Sections 4.1(a) and 4.1(b) (Due Organization; Subsidiaries) and Section 4.3 (Authority; Binding Nature of Agreement).

“MBody Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a MBody Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of MBody or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a MBody Material Adverse Effect: (i) the announcement of this Agreement or the pendency of the Transactions, (ii) the taking of any action, or the failure to take any action, by MBody that is required to comply with the terms of this Agreement, (iii) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (iv) any change in GAAP or applicable Law or the interpretation thereof, or (v) general economic or political conditions or conditions generally affecting the industries in which MBody and its Subsidiaries operate; except in each case with respect to clauses (iii), (iv) and (v), to the extent disproportionately affecting MBody and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which MBody and its Subsidiaries operate.

“MBody Material Contract” means the following MBody Contracts in effect as of the date of this Agreement:

(a)	each MBody Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 per annum pursuant to its express terms and not cancelable without penalty;

(b)	each MBody Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 per annum or creating any material Encumbrances with respect to any assets of MBody or any of its Subsidiaries or any loans or debt obligations with officers or directors of MBody;

(c)	each MBody Contract for the establishment of a partnership, joint venture or other similar organizational form; or

(d)	each MBody Contract to which MBody or any of its Subsidiaries is a party or by which any of its or their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, MBody or such relevant Subsidiary in excess of $100,000.

“MBody Option“ means an option to purchase a MBody Common Share under any MBody equity incentive plans.

“MBody Shares” means the MBody Common Shares.

“MBody Warrant” means a warrant to purchase MBody Common Shares issued by MBody.

“Nasdaq” means The Nasdaq Stock Market.

“Nasdaq Reverse Split” means a reverse share split of all outstanding Check-Cap Ordinary Shares, at a reverse share split ratio determined by Check-Cap, acting reasonably, for the purpose, among other purposes deemed relevant by Check-Cap, of maintaining compliance with Nasdaq listing standards.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, with respect to a Party, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the MBody Audited Balance Sheet or the Check-Cap Unaudited Interim Balance Sheet, as applicable, in accordance with GAAP for purposes of the Check-Cap Unaudited Interim Balance Sheet and the MBody Audited Balance Sheet (b) liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of MBody or any of its Subsidiaries or Check-Cap or its Subsidiaries, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) have a MBody Material Adverse Effect or Check-Cap Material Adverse Effect, as the case may be, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) have a MBody Material Adverse Effect or Check-Cap Material Adverse Effect, as the case may be, and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) have a MBody Material Adverse Effect or Check-Cap Material Adverse Effect, as the case may be.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means information (in any form or media) that identifies, relates to, describes or can be used to identify an individual (alone or when combined with other associated information or data), including: (i) Protected Health Information, as defined under HIPAA; (ii) individually identifiable government identifiers, such as Social Security or other tax identification numbers, driver’s license numbers and other government-issued identification numbers; (iii) user names, email addresses, passwords or other credentials for accessing accounts; and (iv) any information defined as “personally identifiable information” or “personal data” as defined under applicable Privacy Laws.

“PIPE Financing” means a private placement in Check-Cap Ordinary Shares that is funded prior to, concurrently with, or immediately after, the Closing.

“Privacy Laws” means, collectively, (i) all applicable Laws relating to data privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification with respect to the collection, handling, use, processing, maintenance, storage, disclosure or transfer of Personal Information enacted, adopted, promulgated or applied by any Governmental Authority, including the applicable legally binding requirements set forth in applicable regulations and agreements containing consent orders published by regulatory authorities of competent jurisdiction, and foreign, state, federal or provincial data protection authorities; (ii) the internal privacy policy of MBody and any public statements that MBody has made regarding its privacy policies and practices; (iii) third party privacy policies with which MBody has been or is contractually obligated to comply; and (iv) any applicable rules of any applicable self-regulatory organizations in which MBody is or has been a member and/or with which MBody is or has been contractually obligated to comply relating to data privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification with respect to the collection, handling, use, processing, maintenance, storage, disclosure or transfer of Personal Information.

“Products” means any products or services, developed, owned, performed, offered, marketed, licensed, sold, distributed or other otherwise made available by or on behalf of MBody, Check-Cap or their respective Subsidiaries, (i) from which MBody, Check-Cap or their respective Subsidiaries has derived in the three (3) years prior to the date of this Agreement, is currently deriving, or is scheduled to derive, revenue from the sale, license or provision thereof, including products or services under development, or (ii) for which MBody, Check-Cap or their respective Subsidiaries has an ongoing obligation to provide warranty or similar services.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Section 102” means Section 102 of the Israeli Income Tax Ordinance.

“Section 102 Award” means any Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) or Section 102(b)(3) of the Israeli Income Tax Ordinance.

“Section 102 Shares” means any shares that were issued as Section 102 Awards or issued upon exercise or vesting of Section 102 Awards, and at the Closing Date are held by the 102 Trustee.

“Section 3(i) Award” means any Equity Award that was granted under the Check-Cap Equity Incentive Plans pursuant to Section 3(i) of the Israeli Income Tax Ordinance.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary”: an Entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity; provided that any reference in this Agreement to a Subsidiary of MBody shall not be deemed as referring to Merger Sub for such purpose.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 25% in the definition of Acquisition Transaction being treated as references to 100% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement and (b) is on terms and conditions that the Check-Cap Board determines in good faith, following consultation with its outside legal counsel and financial advisors, and based on such matters that the Check-Cap Board deems relevant (including the likelihood of consummation thereof and the financing terms thereof), are more favorable, from a financial point of view, to the Check-Cap Shareholders.

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, escheat and unclaimed property, estimated tax, unemployment tax, social security and national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax or similar charge, and including any fine, penalty, addition to tax or interest imposed by a Governmental Authority with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Costs” means, with respect to any Person, the sum of any costs, fees and expenses incurred by such Person and its Subsidiaries, or for which such Person and its Subsidiaries is liable, in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Transactions and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel or accountants in each case plus any value added tax (VAT) thereon, the cost of such Person’s D&O Tail and the applicable portion of the fees of the Exchange Agent, Information Agent and Israeli Paying Agent payable by such Person and its Subsidiaries.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

Section 1.2 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) the words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, (ii) the captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof, (iii) references to Sections and Schedules are to Sections and Schedules of this Agreement unless otherwise specified, (iv) any capitalized terms used in any Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement, (v) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender, (vi) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import, (vii) the word “or” shall be disjunctive but not exclusive (and, unless the context otherwise requires, shall be “and/or”), (viii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if”, (ix) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (x) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof, (xi) references to any Person include the successors and permitted assigns of that Person, (xii) references to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time, (xiii) references to “$” and “dollars” are to the currency of the United States, (xiv) all accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified, (xv) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (xvi) all references to “days” shall be to calendar days unless otherwise indicated as a “Business Day”, and (xvii) except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern Time zone of the United States.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) The Parties agree that MBody Disclosure Schedule or Check-Cap Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the MBody Disclosure Schedule or the Check-Cap Disclosure Schedule shall qualify other sections and subsections of this Agreement to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(d) The words “delivered” or “made available” mean, with respect to any documentation, that prior to 12:01 a.m. (Eastern Time) on the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Transactions.

Article II.
Transactions; Closing

Section 2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the NRS, at the Effective Time, Merger Sub shall be merged with and into MBody, and the separate existence of Merger Sub shall cease. MBody will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

(b) The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the NRS. As a result of the Merger, MBody will become a wholly owned subsidiary of Check-Cap.

Section 2.2 Closing; Effective Time.

(a) As promptly as practicable, but in no event later than the third (3rd) Business Day after the satisfaction or, to the extent permitted by Law, waiver of all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, to the extent permitted by Law, waiver of such conditions at the Closing), the Transactions shall be consummated (the “Closing”) remotely by electronic exchange of executed documents, or in such other manner, time or place as the Parties shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

(b) On the Closing Date, subject to the terms and conditions of this Agreement, as soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 2.2(a), each of MBody and Check-Cap shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Nevada, in such form as is required by, and executed in accordance with, the relevant provisions of the NRS and mutually agreed by the Parties (the date and time of the filing of such Certificate of Merger (or such later time as may be agreed by each of the Parties and specified in such Certificate of Merger) being the “Effective Time”).

Section 2.3 Organizational Documents.

(a) At the Effective Time, (i) the certificate of incorporation of MBody, as amended, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by applicable Law and such certificate of incorporation; and (ii) the bylaws of MBody, as in effect at the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by applicable Law, the certificate of incorporation of the Surviving Corporation and such bylaws, as applicable.

(b) At the Effective Time, the articles of association of Check-Cap shall be identical to the articles of association of Check-Cap immediately prior to the Effective Time, until thereafter amended as provided by the ICL and such articles of association; provided, however, that at the Effective Time, Check-Cap shall file an amendment to its articles of association to (i) effect the increase of the registered share capital of Check-Cap and/or the Nasdaq Reverse Split (to the extent applicable and necessary), and (ii) and make such other changes as mutually agreeable to Check-Cap and MBody;

Section 2.4 Directors and Officers.

(a) The Parties shall cause the initial directors of the Surviving Corporation and the initial officers of the Surviving Corporation immediately following the Effective Time to be comprised of those individuals designated by MBody, each to hold office until the earlier of (i) their resignation or removal or (ii) their respective successors are duly elected or appointed and qualified in accordance with applicable Law and the Organizational Documents of the Surviving Corporation.

(b) MBody and Check-Cap shall cause the directors of Check-Cap and the officers of Check-Cap as of immediately following the Effective Time to be comprised of those individuals designated by MBody (provided, however, that Check-Cap shall have the right to designate 1 director), each to hold office until the earlier of (i) their resignation or removal or (ii) their respective successors are duly elected or appointed and qualified in accordance with applicable Law and the Check-Cap Amended and Restated Organizational Documents.

Article III.
Exchange of Securities

Section 3.1 Allocation Certificate. MBody will prepare and deliver to Check-Cap at least five (5) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of MBody in a form reasonably acceptable to Check-Cap setting forth (as of immediately prior to the Effective Time) (a) each holder of MBody Capital Stock, MBody Options, MBody Warrants and any other securities convertible into shares of MBody Capital Stock, (b) such holder’s name and address, (c) the number and type of Company Capital Stock held and/or underlying MBody Options as of the Closing Date for each such holder and (d) the number of Check-Cap Ordinary Shares to be issued to such holder, or to underlie any Check-Cap Option to be issued to such holder, pursuant to this Agreement in respect of MBody Capital Stock or MBody Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

Section 3.2 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Check-Cap, Merger Sub, MBody or any shareholder of Check-Cap or MBody:

(i) any shares of MBody Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 3.2(d), each share of MBody Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 3.2(a)(i)) shall be converted solely into the right to receive a number of Check-Cap Ordinary Shares such that following the Effective Time, holders of MBody Capital Stock will own ninety percent (90%) of the issued and outstanding Check-Cap Ordinary Shares on a fully diluted basis (the “Merger Consideration”).

(b) If any shares of MBody Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock award agreement or other similar agreement with MBody, then the Check-Cap Ordinary Shares issued in exchange for such shares of MBody Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such Check-Cap Ordinary Shares shall accordingly be marked with appropriate legends. MBody shall take all actions that may be necessary to ensure that, from and after the Effective Time, MBody is entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement.

(c) In the event that a holder of MBody Capital Stock converted pursuant to the Transactions shall be entitled to receive a fraction of a Check-Cap Ordinary Share (after aggregating all shares of MBody Capital Stock delivered by such holder) then the number of Check-Cap Ordinary Shares issuable to such holder shall be rounded to the nearest whole number of Check-Cap Ordinary Shares (with 0.5 shares rounded up).

(d) No fractional Check-Cap Ordinary Shares shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding.

(e) Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

Section 3.3 Closing of MBody’s Transfer Books. At the Effective Time: (a) all shares of MBody Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 3.2(a), and all holders of certificates representing shares of MBody Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of MBody and (b) the stock transfer books of MBody shall be closed with respect to all shares of MBody Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of MBody Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of MBody Capital Stock outstanding immediately prior to the Effective Time (a “MBody Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such MBody Stock Certificate shall be canceled and shall be exchanged as provided in Sections 3.2 and 3.4.

Section 3.4 Surrender of Certificates.

(a) On or prior to the Closing Date, Check-Cap shall select a reputable bank, transfer agent or trust company, reasonably acceptable to MBody, to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Check-Cap shall deposit with the Exchange Agent evidence of book-entry shares representing the Check-Cap Ordinary Shares issuable pursuant to Section 3.2(a) in exchange for shares of MBody Capital Stock.

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of MBody Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Check-Cap may reasonably specify (including a provision confirming that delivery of MBody Stock Certificates shall be effected, and risk of loss and title to MBody Stock Certificates shall pass, only upon delivery of such MBody Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of MBody Stock Certificates in exchange for book-entry Check-Cap Ordinary Shares. Upon surrender of a MBody Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Check-Cap: (A) the holder of such MBody Stock Certificate shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole Check-Cap Ordinary Shares) that such holder has the right to receive pursuant to the provisions of Section 3.2(a) and (B) the MBody Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 3.4(b), each MBody Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry Check-Cap Ordinary Shares representing the Merger Consideration. If any MBody Stock Certificate shall have been lost, stolen or destroyed, Check-Cap may, in its discretion and as a condition precedent to the delivery of any Check-Cap Ordinary Shares, require the owner of such lost, stolen or destroyed MBody Stock Certificate to provide an applicable affidavit with respect to such MBody Stock Certificate and post a bond indemnifying Check-Cap against any claim suffered by Check-Cap related to the lost, stolen or destroyed MBody Stock Certificate or any Check-Cap Ordinary Shares issued in exchange therefor as Check-Cap may reasonably request.

(c) No dividends or other distributions declared or made with respect to Check-Cap Ordinary Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered MBody Stock Certificate with respect to the Check-Cap Ordinary Shares that such holder has the right to receive in the Merger until such holder surrenders such MBody Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 3.4 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any Check-Cap Ordinary Shares deposited with the Exchange Agent that remain undistributed to holders of MBody Stock Certificates as of the date that is 180 days after the Closing Date shall be delivered to Check-Cap upon demand, and any holders of MBody Stock Certificates who have not theretofore surrendered their MBody Stock Certificates in accordance with this Section 3.4 shall thereafter look only to Check-Cap for satisfaction of their claims for Check-Cap Ordinary Shares and any dividends or distributions with respect to Check-Cap Ordinary Shares.

(e) Each of the Exchange Agent, Check-Cap and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid; provided, that notwithstanding the foregoing, the Exchange Agent, Check-Cap, Merger Sub, the Surviving Corporation and their respective agents shall not withhold any such Tax (or shall withhold at a reduced rate) with respect to any holder of MBody Capital Stock or MBody Warrants if such holder delivers to the Exchange Agent, Check-Cap, Merger Sub, the Surviving Corporation or their applicable agents, together with the exchanged MBody Stock Certificate or MBody Warrants a validly executed IRS Form W-9 or appropriate IRS Form W-8, as applicable, including supporting documentation to the extent required, indicating a valid exemption from or qualification for a reduced rate of U.S. Tax withholding.

(f) No Party shall be liable to any holder of any MBody Stock Certificate or to any other Person with respect to any Check-Cap Ordinary Shares (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

Section 3.5 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of MBody, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of MBody, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

Section 3.6 Intended U.S. Tax Treatment. For U.S. federal income Tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and the Parties hereby intend to adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g); provided that no representations or guarantees are given to any Party or any stockholder or securityholder of any Party that such treatment, if followed by Check-Cap and MBody, will not be successfully challenged by the U.S. Internal Revenue Service.

Article IV.
Representations and Warranties of MBody

Except as set forth in the written disclosure schedule delivered by MBody to Check-Cap (the “MBody Disclosure Schedule”), MBody represents and warrants to Check-Cap as follows:

Section 4.1 Due Organization; Subsidiaries.

(a) Each of MBody and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing (to the extent applicable in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Each of MBody and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a MBody Material Adverse Effect.

(c) Except as set forth on Section 4.1(c) of the MBody Disclosure Schedule, MBody has no Subsidiaries, and neither MBody nor any of the Entities identified in Section 4.1(c) of the MBody Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 4.1(c) of the MBody Disclosure Schedule. Neither MBody nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither MBody nor any of its Subsidiaries has agreed or is obligated to make or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

Section 4.2 Organizational Documents. MBody has delivered to Check-Cap accurate and complete copies of the Organizational Documents of MBody and each of its Subsidiaries. Neither MBody nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

Section 4.3 Authority; Binding Nature of Agreement. MBody has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions. This Agreement has been duly executed and delivered by MBody and, assuming the due authorization, execution and delivery by Check-Cap, constitutes the legal, valid and binding obligation of MBody, enforceable against MBody in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.4 Vote Required. The affirmative vote of the holders of a majority of the shares of MBody Common Stock outstanding on the record date for the MBody Shareholder Written Consent and entitled to vote thereon (the “MBody Shareholder Approval”) is the only vote of the holders of any class or series of MBody’s capital stock necessary to adopt and approve this Agreement and approve the Transactions.

Section 4.5 Non-Contravention; Consents.

(a) Subject to compliance with any applicable Antitrust Law, and obtaining, complying with and making the filings under the MBody Required Approvals, neither (i) the execution, delivery or performance of this Agreement by MBody, nor (ii) the consummation of the Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of MBody’s or any of its Subsidiaries’ Organizational Documents;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which MBody or its Subsidiaries, or any of the assets owned or used by MBody or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by MBody or its Subsidiaries;

(iv) contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any MBody Material Contract, or give any Person the right to: (a) declare a default or exercise any remedy under any MBody Material Contract, (b) any material payment, rebate, chargeback, penalty or change in delivery schedule under any MBody Material Contract, (c) accelerate the maturity or performance of any MBody Material Contract or (d) cancel, terminate or modify any term of any MBody Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any material Encumbrance upon or with respect to any asset owned or used by MBody or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any required filings under any applicable Antitrust Law, (ii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws (collectively, the “MBody Required Approvals”), and (iii) where the failure to obtain such Consents, or to make such filings with or give notifications to, any Person, would not reasonably be expected to have, individually or in the aggregate, a MBody Material Adverse Effect, neither MBody nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (a) the execution, delivery or performance of this Agreement or (b) the consummation of the Transactions.

Section 4.6 Capitalization.

(a) The authorized capital of MBody as of the date of this Agreement consists of 10,000,000 MBody Common Shares.

(b) All of the outstanding MBody Shares and all outstanding securities of the Subsidiaries as set out in Section 4.6(b) of the MBody Disclosure Schedule have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. All shares and securities owned by MBody in any of its Subsidiaries as set out in Section 4.6(b) of the MBody Disclosure Schedule are duly authorized, validly issued, fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights, and are owned by MBody free and clear of all Encumbrances, other than transfer restrictions under applicable securities laws and the Organizational Documents of such Subsidiary. None of the outstanding MBody Shares or any of the securities of MBody’s Subsidiaries is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding MBody Shares or any of the outstanding securities of MBody’s Subsidiaries is subject to any right of first refusal in favor of MBody or any other Person. Except as contemplated herein, there is no MBody Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any MBody Shares or any securities of MBody’s Subsidiaries.

(c) Neither MBody nor any of its Subsidiaries has any stock option or equity incentive plan or other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person.

(d) All outstanding MBody Common Shares and other securities of MBody and each of the Subsidiaries have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, (ii) all requirements set forth in applicable Contracts and (iii) the Organizational Documents of the applicable issuing entity.

Section 4.7 Financial Statements.

(a) Prior to the Closing, MBody has made available to Check-Cap accurate and complete copies of MBody’s audited consolidated financial statements for the year ended June 30, 2025 (the “MBody Financials”). MBody Financials (a) were prepared in accordance with GAAP (except as may be indicated in the footnotes to such MBody Financials) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (b) fairly present, in all material respects, the financial position and operating results of MBody and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b) Each of MBody and its Subsidiaries maintains a system of internal accounting controls that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c) Since October 7, 2024, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of MBody, MBody’s Board or any committee thereof. Since October 7, 2024, neither MBody nor its independent auditors have identified (i) any material weakness in the design or operation of the system of internal accounting controls utilized by MBody and its Subsidiaries, or (ii) any fraud, whether or not material, that involves MBody, any of its Subsidiaries, MBody’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by MBody and its Subsidiaries.

Section 4.8 Absence of Changes. Between the date of the MBody Audited Balance Sheet and the date of this Agreement, MBody has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) MBody Material Adverse Effect or (b) action, event or occurrence that would have required consent of Check-Cap pursuant to Section 6.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

Section 4.9 Absence of Undisclosed Liabilities. Neither MBody nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the MBody Audited Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by MBody or its Subsidiaries since the date of the MBody Audited Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of MBody or any of its Subsidiaries under MBody Contracts, (d) Liabilities incurred in connection with the Transactions and (e) Liabilities listed in Section 4.9 of the MBody Disclosure Schedule.

Section 4.10 Title to Assets. Each of MBody and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the MBody Audited Balance Sheet and (b) all other assets reflected in the books and records of MBody or any of its Subsidiaries as being owned by MBody or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by MBody or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

Section 4.11 Real Property. Neither MBody nor any of its Subsidiaries owns any real property contemplated in this Agreement.

Section 4.12 Intellectual Property. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a MBody Material Adverse Effect:

(a) presently and immediately following the Closing, MBody or its Subsidiaries owns and will own all proprietary rights provided in law and at equity in, or has or will have obtained valid and enforceable licenses or other rights to use, the Intellectual Property which are necessary or are used for the conduct of MBody’s business, free and clear of any Liens or other adverse claims or interests of any kind or nature affecting the assets of MBody’s business; and

(b) (A) to the extent any Intellectual Property owned by MBody or one of its Subsidiaries has been created in whole or in part by current or past employees, consultants or independent contractors, any rights therein of such persons will have been irrevocably assigned in writing to MBody or one of its Subsidiaries, as applicable, and such persons will have waived all moral rights in such person’s contribution to such Intellectual Property or component thereof; (B) to the Knowledge of MBody, no third parties have any claim of adverse ownership or other opposition to any Intellectual Property owned by or licensed to MBody or its Subsidiaries or rights in the subject matter of such Intellectual Property; (C) to the Knowledge of MBody, there is no infringement by third parties of any Intellectual Property owned by or licensed to MBody or its Subsidiaries; (D) to the Knowledge of MBody, there is no action, suit, proceeding or claim pending or threatened, by others challenging MBody’s or its Subsidiaries’ rights in or to any Intellectual Property owned by MBody or any of its Subsidiaries or the validity of any Intellectual Property owned by or licensed to MBody and its Subsidiaries, and MBody is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; (E) to the Knowledge of MBody, there is no action, suit, proceeding or claim pending or threatened, by others that MBody or any of its Subsidiaries infringes or otherwise violates any Intellectual Property of others; and (F) MBody and its Subsidiaries have implemented and maintained commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property owned or licensed by MBody and its Subsidiaries.

Section 4.13 Privacy and Data Security. MBody and each of its Subsidiaries have complied in all material respects with all applicable Privacy Laws and the applicable terms of any MBody Contracts relating to privacy, security, collection, transfer (including cross-border), keeping complete, correct, accurate and up-to-date, retention, storage, registration of databases, processing, sharing, disclosure or use of Personal Information of any individuals that interact with MBody and its Subsidiaries in connection with the operation of MBody’s and its Subsidiaries’ business. MBody and each of its Subsidiaries have implemented and maintain reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws, concerning the privacy, security, collection, transfer and use of Personal Information (the “Privacy Policies”) and have complied in all material respects with the same. As of the date hereof, no claims have been asserted or threatened in writing against MBody or any of its Subsidiaries by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any MBody Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of MBody, there have been no data security incidents, data breaches or other adverse events or incidents related to the unauthorized access, use or processing of Personal Information in the custody or control of MBody or its Subsidiaries, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable Law or pursuant to the terms of any MBody Contract. Neither MBody nor any of its Subsidiaries has received written notice, or, to the Knowledge of MBody, been subject to any audits, proceedings or investigations by any Governmental Authority or any customer, or received any material written claims or complaints regarding the collection, dissemination, storage or use of Personal Information, and, to the Knowledge of MBody, there is no reasonable basis for the same.

Section 4.14 Agreements, Contracts and Commitments. There are no MBody Material Contracts that are not in written form. Neither MBody nor any of its Subsidiaries has, nor to MBody’s Knowledge, as of the date of this Agreement has any other party to a MBody Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any MBody Material Contract in such manner as would permit any other party to cancel or terminate any such MBody Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a MBody Material Adverse Effect. As to MBody and its Subsidiaries, as of the date of this Agreement, each MBody Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any MBody Material Contract to change, any material amount paid or payable to MBody under any MBody Material Contract or any other material term or provision of any MBody Material Contract.

Section 4.15 Compliance; Permits; Restrictions.

(a) MBody and each of its Subsidiaries are, and since October 7, 2024 have been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of MBody, threatened against MBody or any of its Subsidiaries. There is no agreement or Order binding upon MBody or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of MBody or any of its Subsidiaries, any acquisition of material property by MBody or any of its Subsidiaries or the conduct of business by MBody or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have a material adverse effect on MBody’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Transactions.

(b) MBody and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of MBody and its Subsidiaries as currently conducted (the “MBody Permits”). Each of MBody and its Subsidiaries is in material compliance with the terms of the MBody Permits. No Legal Proceeding is pending or, to the Knowledge of MBody, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any MBody Permit.

Section 4.16 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding:

(i) that involves MBody or any of its Subsidiaries, any MBody Associate or former employee, independent contractor, officer or director of MBody or any of its Subsidiaries (in his or her capacity as such) or any of the material assets owned or used by MBody or its Subsidiaries; or

(ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions.

(b) There is no Order to which MBody or any of its Subsidiaries, or any of the material assets owned or used by MBody or any of its Subsidiaries, is subject.

Section 4.17 Tax Matters.

(a) To the best of their knowledge, MBody and each of its Subsidiaries have timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are true, correct and complete and accurate in all material respects and have been prepared in material compliance with all applicable Laws. To the best of MBody and any of its Subsidiaries’ knowledge, no claim has ever been made by a Governmental Authority in a jurisdiction where MBody or any of its Subsidiaries does not file Tax Returns that MBody or any such Subsidiary is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by MBody and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid and appropriately reserved on their balance sheet for all Taxes that are not yet due and payable (whether or not shown on any Tax Return). Since the date of the MBody Audited Balance Sheet, neither MBody nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice. In addition, MBody and each of its Subsidiaries is in compliance with, and their records contain all information and documents necessary in all material respects to comply with (including all documents and records likely to be needed to defend any challenge by any Governmental Authority to the transfer pricing of any transactions conducted by MBody and each of its Subsidiaries), all applicable information reporting and withholding requirements under all applicable Laws and MBody and each of its Subsidiaries have maintained, and still maintain, all required records with respect thereto.

(c) MBody and each of its Subsidiaries have withheld or collected and timely paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party under any applicable Laws.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or for Taxes that are being contested in good faith, in each case, for which adequate reserves have been established in accordance with GAAP) upon any of the assets of MBody or any of its Subsidiaries.

(e) No deficiencies for material Taxes with respect to MBody or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) material audits, assessments, disputes or other actions for or relating to any material liability in respect of Taxes of MBody or any of its Subsidiaries. Neither MBody nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency and neither MBody nor any its Subsidiaries have received any written request from a Governmental Authority to waive or extend any statute of limitations in respect of Taxes.

(f) Neither MBody nor any its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five years.

(g) Neither MBody nor any its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders, or landlords.

(h) Neither MBody nor any its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is MBody). Neither MBody nor any its Subsidiaries have any material Liability for the Taxes of any Person (other than MBody or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.

(i) Neither MBody nor any its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(j) Neither MBody nor any its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k) There is no outstanding power of attorney from MBody or any of its Subsidiaries authorizing anyone to act on behalf of MBody of any of Subsidiaries in connection with any Tax, Tax Return or action relating to any Tax or Tax Return of MBody.

(l) Neither MBody nor any its Subsidiaries will be required to include any item of income or exclude any item of deduction for any taxable period (or a portion thereof) beginning after the Closing Date as a result of any of the following: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) entered into prior to the Closing, (ii) an installment sale or open transaction entered into prior to the Closing, (iii) an intercompany item under United States Treasury Regulations Section 1.1502-13 or an excess loss account under United States Treasury regulations Section 1.1502-19 entered into prior to the Closing, (iv) a change in the accounting method of MBody pursuant to Section 481 of the Code before the Closing Date; or (v) any inclusion under Section 951(a) or Section 951A of the Code attributable to (a) “subpart F income,” within the meaning of Section 952 of the Code, (b) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (c) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date or (d) any inclusion under Section 965 of the Code.

(m) Neither MBody nor any its Subsidiaries has taken any action that could reasonably be expected to prevent the Merger from qualifying for the Intended U.S. Tax Treatment.

Section 4.18 Employee and Labor Matters; Benefit Plans. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a MBody Material Adverse Effect, (i) MBody and each of its Subsidiaries is in compliance with the provisions of all applicable federal, provincial, state, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours (collectively, “Employment Laws”); (ii) no collective labor dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the Knowledge of MBody, threatened, and no individual labor dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the Knowledge of MBody, threatened, with any employee of MBody or any of its Subsidiaries and, to the Knowledge of MBody, none has occurred during the past year; and (iii) no union has been accredited or otherwise designated to represent any employees of MBody or any of its Subsidiaries and, to the Knowledge of MBody, no accreditation request or other representation question is pending with respect to the employees of MBody, or any of its Subsidiaries and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the facilities of MBody or any of its Subsidiaries and none is currently being negotiated by MBody or any of its Subsidiaries.

Section 4.19 Insurance. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a MBody Material Adverse Effect, MBody and its Subsidiaries have maintained such policies of insurance issued by responsible insurers as are appropriate to MBody’s operations, property and assets in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets and all such policies of insurance continue to be in full force and effect; neither MBody nor any of its Subsidiaries is in default as to the payment of premiums or otherwise, under the terms of any such policy; and neither MBody nor any of its Subsidiaries has received any notice of the non-renewal of any such policy, or of any reservation of claims pursuant to any such policy.

Section 4.20 Ownership of Check-Cap Ordinary Shares. Neither MBody, any of its Subsidiaries, or any director or officer of MBody owns, beneficially or otherwise, more than 5% of Check-Cap Ordinary Shares or other securities of Check-Cap or any outstanding securities of any of its Subsidiaries (or any other economic interest through derivative securities or otherwise in Check-Cap or any of its Subsidiaries).

Section 4.21 Israeli Tax Matters.

(a) MBody and its Subsidiaries are not, and have never been, resident in Israel for Israeli tax purposes, and have not at any time had a permanent establishment in Israel within the meaning of the Israel-U.S. Tax Treaty or under Israeli Law.

(b) MBody and its Subsidiaries have no Israeli employees, consultants, or directors, and have no obligation to withhold or remit Israeli income tax, social security (Bituach Leumi), health tax, or similar payments.

(c) MBody and its Subsidiaries are not, and have never been, registered or required to register for Israeli Value Added Tax purposes, and have no obligation to collect, remit, or report VAT in Israel.

(d) MBody and its Subsidiaries have not sought or obtained any ruling, incentive, grant, or benefit from the Israeli Tax Authority, including under the Law for the Encouragement of Capital Investments, 1959, and are not subject to any clawback, repayment, or forfeiture obligations in respect of any such incentives.

(e) Other than as expressly disclosed in this Agreement or its Schedules, no shareholder of MBody is a resident of Israel for Israeli tax purposes. Any Israeli-resident shareholder shall be solely responsible for compliance with Israeli tax laws, including obtaining all required tax clearances and paying any Israeli tax arising from the transactions contemplated by this Agreement or incurred as a result thereafter.

(f) MBody and its Subsidiaries have not derived, and do not expect to derive, any income that is treated as Israeli-source income under Israeli Law or the Israel-U.S. Tax Treaty.

(g) MBody and its Subsidiaries have not entered into any transaction that would give rise to a reporting obligation under Section 131(g) of the Israeli Income Tax Ordinance or under the Israeli VAT Law of 1975.

Article V.
Representations and Warranties of Check-Cap and Merger Sub.

Except (i) as set forth in the written disclosure schedule delivered by Check-Cap to MBody (the “Check-Cap Disclosure Schedule”) or (ii) as disclosed in the Check-Cap SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (a) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (b) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Check-Cap represents and warrants to MBody as follows:

Section 5.1 Due Organizations; Subsidiaries.

(a) Each of Check-Cap and its Subsidiaries is a corporation duly incorporated, validly existing and in good standing (to the extent applicable in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Check-Cap’s Subsidiaries are wholly owned by Check-Cap.

(b) Each of Check-Cap and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Check-Cap Material Adverse Effect.

(c) Except as set forth on Section 5.1(c) of the Check-Cap Disclosure Schedule, Check-Cap has no Subsidiaries, and neither Check-Cap nor any of the Entities described in Section 5.1(c) of the Check-Cap Disclosure Schedule owns any capital stock of, or any equity ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities set forth on Section 5.1(c) of the Check-Cap Disclosure Schedule. Neither Check-Cap nor its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Check-Cap nor its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Except as set forth on Section 5.1(c) of the Check-Cap Disclosure Schedule, neither Check-Cap nor its Subsidiaries have, at any time, been a general partner of, or have otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

Section 5.2 Organizational Documents. Check-Cap has delivered to MBody accurate and complete copies of the Organizational Documents of Check-Cap and its Subsidiaries. Neither Check-Cap nor its Subsidiaries are in breach or violation of its Organizational Documents in any material respect.

Section 5.3 Authority; Fairness; Binding Nature of Agreement. Check-Cap has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions to which Check-Cap is a party. The Check-Cap Board (at meetings duly called and held) has: (a) determined that the Transactions are fair to, advisable and in the best interests of Check-Cap and its shareholders, (b) approved and declared advisable this Agreement and the Transactions, including the issuance of Check-Cap Ordinary Shares to the stockholders of MBody pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of Check-Cap vote to approve this Agreement and the Transactions, including the issuance of Check-Cap Ordinary Shares to the stockholders of MBody pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Transactions. This Agreement has been duly executed and delivered by Check-Cap and Merger Sub and, assuming the due authorization, execution and delivery by MBody, constitutes the legal, valid and binding obligation of Check-Cap and Merger Sub, enforceable against each of Check-Cap and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.4 Vote Required. The affirmative vote of the holders of at least a majority of (a) the Check-Cap Ordinary Shares represented at the Check-Cap Shareholder Meeting entitled to vote and voting on the proposal is the only vote of the holders of any class or series of Check-Cap’s share capital necessary to approve the issuance of Check-Cap Ordinary Shares to the shareholders of MBody pursuant to the terms of this Agreement and (b) the Check-Cap Ordinary Shares represented at the Check-Cap Shareholder Meeting entitled to vote and voting on the proposal is the only vote of the holders of any class or series of Check-Cap’s share capital necessary to approve an amendment to Check-Cap’s articles of association to effect the increase of the registered share capital of Check-Cap and the Nasdaq Reverse Split (the “Check-Cap Shareholder Approval”).

Section 5.5 Non-Contravention; Consents.

(a) Subject to compliance with any applicable Antitrust Law and obtaining, complying with and making the filings under the Check-Cap Required Approvals, neither (i) the execution, delivery or performance of this Agreement by Check-Cap, nor (ii) the consummation of the Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Check-Cap or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Check-Cap or its Subsidiaries or any of the assets owned or used by Check-Cap or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Check-Cap or its Subsidiaries or that otherwise relates to the business of Check-Cap, or any of the assets owned, leased or used by Check-Cap;

(iv) contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any Check-Cap Material Contract, or give any Person the right to: (a) declare a default or exercise any remedy under any Check-Cap Material Contract, (b) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Check-Cap Material Contract, (c) accelerate the maturity or performance of any Check-Cap Material Contract or (d) cancel, terminate or modify any term of any Check-Cap Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any material Encumbrance upon or with respect to any asset owned or used by Check-Cap or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 5.5 of the Check-Cap Disclosure Schedule under any Check-Cap Contract, (ii) the Check-Cap Shareholder Approval, (iii) the filing of the Certificate of Merger with the Nevada Secretary of State, (iv) any filings as may be required under the rules and regulations of Nasdaq, (v) the filing of the Proxy Statement as a Form 6-K with the SEC, (vi) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, (vii) any required filings under any applicable Antitrust Law, to the extent applicable (collectively, the “Check-Cap Required Approvals”) and (viii) where the failure to obtain such Consents, or to make such filings with or give notifications to, any Person, would not reasonably be expected to have, individually or in the aggregate, a Check-Cap Material Adverse Effect, neither Check-Cap nor its Subsidiaries were, are or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (a) the execution, delivery or performance of this Agreement or (b) the consummation of the Transactions to which it is a party.

Section 5.6 Capitalization.

(a) The authorized capital shares of Check-Cap consists of 18,000,000 Check-Cap Ordinary Shares, of which 7,020,502 shares have been issued and are outstanding as of the close of the Business Day immediately preceding the date of this Agreement (the “Capitalization Date”). Check-Cap does not hold any of its capital shares in its treasury.

(b) All of the outstanding Check-Cap Ordinary Shares have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. All shares and securities owned by Check-Cap in its Subsidiary as set out in Section 5.6(a) of the Check-Cap Disclosure Schedule are duly authorized, validly issued, fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights, and are owned by Check-Cap free and clear of all Encumbrances, other than transfer restrictions under applicable securities laws and the Organizational Documents of such Subsidiary. None of the outstanding Check-Cap Ordinary Shares or any of the securities of Check-Cap’s Subsidiary is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding Check-Cap Ordinary Shares is subject to any right of first refusal in favor of Check-Cap. Except as set forth on Section 5.6(a) of the Check-Cap Disclosure Schedule and contemplated herein, there is no Check-Cap Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Check-Cap Ordinary Shares. Except as set forth on Section 5.6(a) of the Check-Cap Disclosure Schedule, neither Check-Cap nor its Subsidiaries is under any obligation, nor is either Check-Cap or its Subsidiaries bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Check-Cap Ordinary Shares or other securities or securities of Check-Cap’s Subsidiary, as applicable. Section 5.6(a) of the Check-Cap Disclosure Schedule accurately and completely describes all repurchase rights held by Check-Cap with respect to Check-Cap Ordinary Shares (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for the Check-Cap Stock Plans or as set forth on Section 5.6(c) of the Check-Cap Disclosure Schedule, neither Check-Cap nor its Subsidiaries has any stock option or equity incentive plan or other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. As of the Capitalization Date, 257,780 shares have been reserved for issuance upon exercise of outstanding Check-Cap Options or settlement of outstanding and unvested Check-Cap RSUs granted under the Check-Cap Stock Plans, and 127,964 shares remain available for future issuance pursuant to the Check-Cap Stock Plans. Section 5.6(c) of the Check-Cap Disclosure Schedule sets forth the following information with respect to each Check-Cap Option and each Check-Cap RSU outstanding as of the date of this Agreement, as applicable: (i) the name of the holder, (ii) the number of Check-Cap Ordinary Shares subject to such Check-Cap Option or Check-Cap RSU at the time of grant and as of the date of this Agreement, (iii) the exercise price of any such Check-Cap Option, (iv) the date on which such Check-Cap Option or Check-Cap RSU was granted, (v) the applicable vesting schedule, including any acceleration provisions, and the number of vested and unvested shares subject to such Check-Cap Option or Check-Cap RSU as of the date of this Agreement, (vi) the expiration date of such Check-Cap Option (and, if applicable, such Check-Cap RSU) (vii) whether such Check-Cap Option, Check-Cap RSU or Check-Cap Ordinary Shares are a Section 102 Award, including the applicable sub-section of Section 102 and the date of deposit of such Check-Cap Option, Check-Cap RSU or Check-Cap Ordinary Shares with the Section 102 Trustee, including the date of deposit of the applicable board or committee resolution and the date of deposit of the option agreement with the Section 102 Trustee, and (viii) whether such Check-Cap Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Check-Cap has made available to MBody an accurate and complete copy of the Check-Cap Stock Plans, forms of all award agreements evidencing outstanding Equity Awards thereunder, any equity award agreements that differ in any material respect from the forms of award agreements of the Check-Cap Stock Plans and any amendments thereto.

(d) Except for the outstanding Check-Cap Options, Check-Cap RSUs and Check-Cap Warrants, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Check-Cap or its Subsidiaries, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Check-Cap or its Subsidiaries, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Check-Cap or its Subsidiaries is or may become obligated to sell or otherwise issue any of its share capital or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any share capital or other securities of Check-Cap or its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Check-Cap or its Subsidiaries.

(e) All outstanding Check-Cap Ordinary Shares, Check-Cap Options, Check-Cap RSUs, Check-Cap Warrants and other securities of Check-Cap and its Subsidiaries have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, (ii) all requirements set forth in applicable Contracts and (iii) the Organizational Documents of the applicable issuing entity.

(f) With respect to Check-Cap Options and Check-Cap RSUs, (i) each grant was duly authorized no later than the date on which the grant of such Check-Cap Option or Check-Cap RSU was by its terms to be effective (the “Check-Cap Grant Date”) by all necessary corporate action and (ii) each Check-Cap Option or Check-Cap RSU grant was made in all material respects under and in accordance with the terms of the applicable Check-Cap Stock Plan.

(g) Neither Check-Cap nor to the Knowledge of Check-Cap, any of its officers, directors or affiliates has taken, directly or indirectly, any action designed or intended to stabilize or manipulate the price of any security of Check-Cap, or which caused or resulted in stabilization or manipulation of the price of any security of Check-Cap. Check-Cap has not engaged in any form of solicitation, advertising or other action constituting an offer or a sale under the Israeli Securities Law, 5728-1968 (“Israeli Securities Law”) in connection with the Transactions which would require Check-Cap to publish a prospectus in the State of Israel under the Laws of the State of Israel. All grants and issuances of Check-Cap securities were made in compliance with the Israeli Securities Law and the ICL.

(h) No Check-Cap Options, Check-Cap RSUs or Check-Cap Warrants will vest or accelerate in connection with the Transactions.

Section 5.7 SEC Filings; Financial Statements.

(a) Check-Cap has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2024 (the “Check-Cap SEC Documents”). As of the time it was filed or furnished with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Check-Cap SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to the Knowledge of Check-Cap, as of the time they were filed or furnished, none of the Check-Cap SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Check-Cap SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws and no current or former principal executive officer or principal financial officer of Check-Cap has failed to make the Certifications required of him or her. As used in this Section 5.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is provided, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Check-Cap SEC Documents: (i) complied as of their respective dates of filing as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 20-F of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Check-Cap and its Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Check-Cap and its Subsidiaries for the periods covered thereby. Other than as expressly disclosed in the Check-Cap SEC Documents filed prior to the date hereof, there has been no material change in Check-Cap’s accounting methods or principles that would be required to be disclosed in Check-Cap’s financial statements in accordance with GAAP. The books of account and other financial records of Check-Cap and its Subsidiaries are accurate and complete in all material respects.

(c) Check-Cap’s auditor has at all times since January 1, 2024 been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Check-Cap, “independent” with respect to Check-Cap within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Check-Cap, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Since January 1, 2024, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Check-Cap, the Check-Cap Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act. Since January 1, 2024, neither Check-Cap nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by Check-Cap and its Subsidiaries, (ii) any fraud, whether or not material, that involves Check-Cap, its Subsidiaries, Check-Cap’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Check-Cap and its Subsidiaries or (iii) any claim or allegation whether written or oral regarding any of the foregoing.

(e) Except as set forth on Section 5.7(e) of the Check-Cap Disclosure Schedule, Check-Cap is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.

(f) Except as set forth on Section 5.7(f) of the Check-Cap Disclosure Schedule, Check-Cap maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(g) Check-Cap’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Check-Cap in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Check-Cap’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

Section 5.8 Absence of Changes. Except as set forth on Section 5.8 of the Check-Cap Disclosure Schedule, between December 31, 2024 and the date of this Agreement, Check-Cap has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Check-Cap Material Adverse Effect or (b) action, event or occurrence that would have required consent of MBody pursuant to Section 6.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

Section 5.9 Absence of Undisclosed Liabilities. Neither Check-Cap nor its Subsidiaries have any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Check-Cap Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Check-Cap or its Subsidiaries since the date of the Check-Cap Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Check-Cap or its Subsidiaries under Check-Cap Contracts, (d) Liabilities incurred in connection with the Transactions and (e) Liabilities described in Section 5.9 of the Check-Cap Disclosure Schedule.

Section 5.10 Title to Assets. Each of Check-Cap and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Check-Cap Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of Check-Cap or its Subsidiaries as being owned by Check-Cap or its Subsidiaries. All of such assets are owned or, in the case of leased assets, leased by Check-Cap or its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

Section 5.11 Real Property; Leasehold. Neither Check-Cap nor its Subsidiaries own or has ever owned any real property. Check-Cap has made available to MBody (a) an accurate and complete list of all real properties with respect to which Check-Cap directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Check-Cap or its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Check-Cap Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

Section 5.12 Intellectual Property. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Check-Cap Material Adverse Effect:

(a) presently and immediately following the Closing, Check-Cap or its Subsidiaries owns and will own all proprietary rights provided in law and at equity in, or has or will have obtained valid and enforceable licenses or other rights to use, the Intellectual Property which are necessary or are used for the conduct of Check-Cap’s business, free and clear of any Liens or other adverse claims or interests of any kind or nature affecting the assets of Check-Cap’s business; and

(b) (A) to the extent any Intellectual Property owned by Check-Cap or one of its Subsidiaries has been created in whole or in part by current or past employees, consultants or independent contractors, any rights therein of such persons will have been irrevocably assigned in writing to Check-Cap or one of its Subsidiaries, as applicable, and such persons will have waived all moral rights in such person’s contribution to such Intellectual Property or component thereof; (B) to the Knowledge of Check-Cap, no third parties have any claim of adverse ownership or other opposition to any Intellectual Property owned by or licensed to Check-Cap or its Subsidiaries or rights in the subject matter of such Intellectual Property; (C) to the Knowledge of Check-Cap, there is no infringement by third parties of any Intellectual Property owned by or licensed to Check-Cap or its Subsidiaries; (D) to the Knowledge of Check-Cap, there is no action, suit, proceeding or claim pending or threatened, by others challenging Check-Cap’s or its Subsidiaries’ rights in or to any Intellectual Property owned by Check-Cap or any of its Subsidiaries or the validity of any Intellectual Property owned by or licensed to Check-Cap and its Subsidiaries, and Check-Cap is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; (E) to the Knowledge of Check-Cap, there is no action, suit, proceeding or claim pending or threatened, by others that Check-Cap or any of its Subsidiaries infringes or otherwise violates any Intellectual Property of others; and (F) Check-Cap and its Subsidiaries have implemented and maintained commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property owned or licensed by Check-Cap and its Subsidiaries.

Section 5.13 Privacy and Data Security. Check-Cap and its Subsidiaries have complied in all material respects with all applicable Privacy Laws and the applicable terms of any Check-Cap Contracts relating to privacy, security, collection, transfer (including cross-border), keeping complete, correct, accurate and up-to-date, retention, storage, registration of databases, processing, sharing, disclosure or use of Personal Information of any individuals (including clinical trial participants, patients, physicians and other health care professionals, clinical trial investigators and researchers) that interact with Check-Cap and its Subsidiaries in connection with the operation of Check-Cap’s and its Subsidiaries’ business. Check-Cap and its Subsidiaries have implemented and maintain reasonable written Privacy Policies and have complied in all material respects with the same. As of the date hereof, no claims have been asserted or threatened in writing against Check-Cap or its Subsidiaries by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Check-Cap Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Check-Cap, there have been no data security incidents, data breaches or other adverse events or incidents related to the unauthorized access, use or processing of Personal Information or Check-Cap data in the custody or control of Check-Cap or its Subsidiaries, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable Law or pursuant to the terms of any Check-Cap Contract. Neither Check-Cap nor its Subsidiaries has received written notice, or, to the Knowledge of Check-Cap, been subject to any audits, proceedings or investigations by any Governmental Authority or any customer, or received any material written claims or complaints regarding the collection, dissemination, storage or use of Personal Information, and, to the Knowledge of Check-Cap, there is no reasonable basis for the same.

Section 5.14 Agreements; Contracts; and Commitments. Section 5.14 of the Check-Cap Disclosure Schedule identifies each Check-Cap Contract that is in effect as of the date of this Agreement and is (a) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act or (b) a Contract to which Check-Cap is a party or by which any of its assets and properties is currently bound, which, pursuant to the express terms thereof, require annual obligations of payment by, or annual payments to, Check-Cap in excess of $250,000. Check-Cap has delivered or made available to MBody accurate and complete copies of all Contracts to which Check-Cap or its Subsidiaries are a party or by which it is bound of the type described in clauses (a) and (b) of the immediately preceding sentence (any such Contract, a “Check-Cap Material Contract”), including all amendments thereto. Check-Cap has not nor, to the Knowledge of Check-Cap as of the date of this Agreement, has any other party to a Check-Cap Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Check-Cap Material Contract in such manner as would permit any other party to cancel or terminate any such Check-Cap Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Check-Cap Material Adverse Effect. As to Check-Cap and its Subsidiaries, as of the date of this Agreement, each Check-Cap Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions.

Section 5.15 Compliance; Permits; Restrictions.

(a) Except as set forth on Section 5.15(a) of the Check-Cap Disclosure Schedule, Check-Cap and its Subsidiaries are, and since January 1, 2024 have been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of Check-Cap, threatened against Check-Cap or its Subsidiaries. There is no agreement or Order binding upon Check-Cap or its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Check-Cap or its Subsidiaries, any acquisition of material property by Check-Cap or its Subsidiaries or the conduct of business by Check-Cap or its Subsidiaries as currently conducted, (ii) is reasonably likely to have a material adverse effect on Check-Cap’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Transactions.

(b) Check-Cap and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Check-Cap and its Subsidiaries as currently conducted (the “Check-Cap Permits”). Section 5.15(b) of the Check-Cap Disclosure Schedule identifies each Check-Cap Permit. Each of Check-Cap and its Subsidiaries are in material compliance with the terms of the Check-Cap Permits. No Legal Proceeding is pending or, to the Knowledge of Check-Cap, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Check-Cap Permit.

Section 5.16 Legal Proceedings; Orders.

(a) Except as set forth in Section 5.16(a) of the Check-Cap Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Check-Cap, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Check-Cap or its Subsidiaries or any Check-Cap Associate or current or former employee, independent contractor, officer or director of Check-Cap or its Subsidiaries (in his or her capacity as such) or any of the material assets owned or used by Check-Cap or its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions.

(b) There is no Order to which Check-Cap or its Subsidiaries, or any of the material assets owned or used by Check-Cap or its Subsidiaries is subject.

(c) There is no Legal Proceeding initiated by Check-Cap or its Subsidiaries currently pending or which Check-Cap or its Subsidiaries currently intends to initiate.

Section 5.17 Tax Matters.

(a) To the best of their knowledge, each of Check-Cap and its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are true, correct and complete and accurate in all material respects and have been prepared in material compliance with all applicable Laws. To the best of Check-Cap and its Subsidiaries’ knowledge, no claim has ever been made by a Governmental Authority in a jurisdiction where Check-Cap or its Subsidiaries does not file Tax Returns that Check-Cap or its Subsidiaries is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Check-Cap and its Subsidiaries (whether or not shown on any Tax Return) have been timely paid and appropriately reserved on their balance sheet for all Taxes that are not yet due and payable (whether or not shown on any Tax Return). Since the date of the Check-Cap Unaudited Interim Balance Sheet, neither Check-Cap nor its Subsidiaries have incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice. In addition, Check-Cap and its Subsidiaries are in compliance with, and their records contain all information and documents necessary in all material respects to comply with (including all documents and records likely to be needed to defend any challenge by any Governmental Authority to the transfer pricing of any transactions conducted by Check-Cap and its Subsidiaries), all applicable information reporting and withholding requirements under all applicable Laws and Check-Cap and its Subsidiaries have maintained, and still maintain, all required records with respect thereto.

(c) Each of Check-Cap and its Subsidiaries have withheld or collected and timely paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party under any applicable Laws.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or for Taxes that are being contested in good faith, in each case, for which adequate reserves have been established in accordance with GAAP) upon any of the assets of Check-Cap or its Subsidiaries.

(e) No deficiencies for material Taxes with respect to Check-Cap or its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) material audits, assessments, disputes or other actions for or relating to any material liability in respect of Taxes of Check-Cap or its Subsidiaries. Neither Check-Cap nor its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency and neither Check-Cap nor its Subsidiaries have received any written request from a Governmental Authority to waive or extend any statute of limitations in respect of Taxes.

(f) Neither Check-Cap nor its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five years, or is a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963 at any time since their incorporation.

(g) Each of Check-Cap and its Subsidiaries is duly registered for the purposes of VAT, if such registration is required by Law, and has complied in all material respects with all requirements concerning VAT including with respect to the timely filing of complete and correct VAT returns. To the best of their knowledge, Check-Cap and its Subsidiaries (i) have not made any material exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which they might not be entitled to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) have collected and timely remitted in all material aspects to the relevant Tax authority all output VAT which it is required to collect and remit under any applicable Laws, and (iii) have not received a material refund for input VAT for which it is not entitled under any applicable Laws.

(h) Other than as expressly disclosed in the Check-Cap SEC Documents filed prior to the date hereof, each of Check-Cap and its Subsidiaries has never made any election to be treated or claimed any benefits as a “Beneficial Enterprise” (Mifaal Mutav) or “Approved Enterprise” (Mifaal Meushar) or otherwise nor did it take any position of being a “Preferred Enterprise” (Mifaal Muadaf) or “Preferred Technological Enterprise” or otherwise under the Law for Encouragement of Capital Investments, 1959, and there are no royalties, fees, repayments or other amounts due or payable by Check-Cap and its Subsidiaries to any Governmental Authority with respect to any of the foregoing. No prior approval of any Governmental Authority related to Tax is required in order to consummate the Transactions, or to preserve entitlement of Check-Cap and its Subsidiaries to any such incentive subsidy or benefit.

(i) Neither Check-Cap nor its Subsidiaries owns any material interest in any controlled foreign corporation pursuant to Section 75B of the Israeli Income Tax Ordinance, or other entity the income of which is required to be included in the income of Check-Cap or its Subsidiaries.

(j) Neither Check-Cap nor its Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Israeli Income Tax Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2 of the Israeli Income Tax Ordinance, except as a result of any Tax ruling that has been obtained in connection with the transactions contemplated by this Agreement.

(k) Neither Check-Cap nor its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders, or landlords.

(l) Check-Cap and its Subsidiaries do not and have never participated or engaged in any transaction listed in Section 131(g) of the Israeli Income Tax Ordinance and the Israeli Income Tax Laws (Reportable Tax Planning), 5767-2006 promulgated thereunder nor are they subject to reporting obligations under Sections 131D or 131E of the Israeli Income Tax Ordinance or similar provisions under the Israel Value Added Tax law of 1975 and have never obtained a legal or tax opinion that is subject to reporting under Section 131D of the Israeli Income Tax Ordinance or similar provisions under the Israel Value Added Tax Law of 1975.

(m) Neither Check-Cap nor its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Check-Cap). Neither Check-Cap nor its Subsidiaries have any material Liability for the Taxes of any Person (other than Check-Cap or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.

(n) Neither Check-Cap nor its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(o) Neither Check-Cap nor its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(p) There is no outstanding power of attorney from Check-Cap or its Subsidiaries authorizing anyone to act on behalf of Check-Cap or its Subsidiaries in connection with any Tax, Tax Return or action relating to any Tax or Tax Return of Check-Cap.

(q) Neither Check-Cap nor its Subsidiaries will be required to include any item of income or exclude any item of deduction for any taxable period (or a portion thereof) beginning after the Closing Date as a result of any of the following: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) entered into prior to the Closing, (ii) an installment sale or open transaction entered into prior to the Closing, (iii) an intercompany item under United States Treasury Regulations Section 1.1502-13 or an excess loss account under United States Treasury regulations Section 1.1502-19 entered into prior to the Closing, (iv) a change in the accounting method of Check-Cap pursuant to Section 481 of the Code before the Closing Date; or (v) any inclusion under Section 951(a) or Section 951A of the Code attributable to (a) “subpart F income,” within the meaning of Section 952 of the Code, (b) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (c) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date or (d) any inclusion under Section 965 of the Code.

(r) Neither Check-Cap nor its Subsidiaries has taken any action that could reasonably be expected to prevent the Merger from qualifying for the Intended U.S. Tax Treatment.

(s) Each Check-Cap Stock Plan is intended to qualify as a capital gains route plan under Section 102(b)(2) or 102(b)(3) of the Israeli Income Tax Ordinance and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. To the best of its knowledge, all Section 102 Awards which were issued under the Check-Cap Stock Plans were and are currently in material compliance with the requirements of Section 102, any regulation promulgated thereunder, and the written requirements and guidance of the ITA, including without limitation, the filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Section 102 Awards, and the due deposit of such Section 102 Awards with such trustee pursuant to the terms of Section 102 of the Israeli Income Tax Ordinance, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012, as applicable.

Section 5.18 Employee and Labor Matters; Benefit Plans.

(a) Except as set forth on Section 5.18(a) of the Check-Cap Disclosure Schedule, the employment of each of Check-Cap’s and its Subsidiary’s employees is terminable by Check-Cap or its Subsidiaries at will or upon notice of no more than thirty (30) days. Other than as required by applicable law, Check-Cap’s and its Subsidiary has no agreement, policy, custom, practice, plan or program for the payment of any form of severance or other payments in connection with the termination of employment services.

(b) Neither Check-Cap nor its Subsidiaries is a party to, bound by, or has a duty to bargain under, any written or oral, express or implied, contract, commitment or arrangement with any Employer’s Union or Organization except for those provisions of general agreements between the Histadrut and any Employers’ Union or Organization which are applicable by Extension Order to all the employees in Israel or in a specific industry in Israel. There are no and have never been any labor organizations representing or, to the Knowledge of Check-Cap, purporting to represent or seeking to represent any employees of Check-Cap or its Subsidiaries. Check-Cap nor its Subsidiaries has not paid, has never been required to pay and has never been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization.

(c) Check-Cap and its Subsidiaries has paid in full to all of its employees all wages, salaries, commissions, overtime pay, bonuses, benefits and other compensation due and payable to such employees, and has made all deductions and payments to the relevant Tax authorities and other governmental authorities required to be made in connection with the employment of its employees on or prior to the date hereof. The severance pay, pension arrangement, accrued vacation days and contributions to all benefit plans including bonuses, commissions and premium of any type due to the employees of Check-Cap or its Subsidiaries are fully funded or reserved for in the audited financial statements of Check-Cap and its Subsidiaries.

(d) Other than their salary, no former or current employee of Check-Cap and its Subsidiaries is entitled to any payment or benefit that may be reclassified as part of determining salary for all intents and purposes, including for social contributions.

(e) All Check-Cap and its Subsidiaries employees are and any former employees of Check-Cap and its Subsidiaries were lawfully subject to the Section 14 Arrangement under the Severance Pay Law - 1963 (“Section 14 Arrangement”) during their entire period of engagement and such Section 14 Arrangement was properly applied in accordance with the terms of the general permit issued by the Israeli Minister of Labour regarding such employees based on their full determining salaries and from their commencement date of employment.

(f) Section 5.18(f) of the Check-Cap Disclosure Schedule lists all material Check-Cap Employee Plans.

(g) Each Check-Cap Employee Plan that is intended to qualify under Section 401(a) of the Code is subject to a favorable determination or approval letter from the IRS upon which Check-Cap and its Subsidiaries are entitled to rely with respect to such qualified status. To the Knowledge of Check-Cap, no event or omission has occurred that would cause any Check-Cap Employee Plan to lose such qualification or require corrective action to maintain such qualification.

(h) Each Check-Cap Employee Plan has been established, operated and administered in compliance, in all material respects, with its terms and all applicable Law, including the Code, ERISA, and the Affordable Care Act. No Check-Cap Employee Plan is, or within the past six (6) years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Check-Cap, threatened with respect to any Check-Cap Employee Plan. All payments and/or contributions required to have been made with respect to all Check-Cap Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Check-Cap Employee Plan and applicable Law. Check-Cap Employee Plans satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code.

(i) No Check-Cap Employee Plan is or was, and neither Check-Cap nor any of its ERISA Affiliates has maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate and whether contingent or otherwise) in the past six (6) years with respect to (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any multiemployer plan (within the meaning of Section 3(37) of ERISA), (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any multiple employer plan, or (v) any multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). Neither Check-Cap nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(j) No Check-Cap Employee Plan provides, nor does Check-Cap or its Subsidiaries have any obligation to provide any, health, death or any other non-pension benefits to any service provider beyond termination of service (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state Law or continuation coverage through the end of the month in which such termination occurs). No Check-Cap Employee Plan provides major medical health, dental, vision, life or long-term disability benefits that are not fully insured through an insurance contract.

(k) No non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) for any Check-Cap Employee Plan, and no reportable event, as defined in ERISA, has occurred in connection with a Check-Cap Employee Plan that, individually or in the aggregate, would result in material liability to Check-Cap or its Subsidiaries. Neither Check-Cap, its Subsidiary nor any employee thereof, nor, to the Knowledge of Check-Cap, any trustee, administrator, other fiduciary or any other “party in interest” or “disqualified person” with respect to a Check-Cap Employee Plan, has engaged in a prohibited transaction which could result in a material Tax or penalty on Check-Cap or its Subsidiaries under Section 4975 of the Code or Section 502(i) of ERISA.

(l) Check-Cap and each ERISA Affiliate has complied in all material respects with (i) the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, and (ii) to the extent applicable, the affordability and minimum essential coverage requirements, and all other requirements, of the Affordable Care Act.

(m) No Check-Cap Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States and Israel.

(n) Each Check-Cap Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Check-Cap Employee Plan is, or to the Knowledge of Check-Cap, will be subject to the penalties of Section 409A(a)(1) of the Code.

(o) Any transfer of property by Check-Cap or its Subsidiaries which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the Code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to MBody.

(p) No payment which is or may be made to any employee, former employee, director or agent of Check-Cap or any ERISA Affiliate, either alone or in conjunction with any other payment, event or occurrence, will or could properly be characterized as an “excess parachute payment” under Section 280G of the Code. No such employee, former employee, director or agent of any of Check-Cap or any ERISA Affiliates has any “gross up” agreements or other assurance of reimbursement for any Taxes resulting from any such “excess parachute payments.”

(q) Check-Cap and its Subsidiaries are in material compliance with all applicable Laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, including (but not limited to) termination of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages, records of hours, pay slips, working during rest days), compensation, and hours of work, notification of employment terms, privacy issues, and in each case, with respect to the employees of Check-Cap: (i) has withheld and reported all material amounts required by Law or by Contract to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). Except as set forth on Section 5.18(p) of the Check-Cap Disclosure Schedule, there are no material actions, suits, claims, administrative matters or other Legal Proceedings pending or, to the Knowledge of Check-Cap, threatened against Check-Cap or its Subsidiaries relating to any employee, employment Contract, Check-Cap Employee Plan (other than routine claims for benefits), privacy right, labor dispute, wages and hours, overtime and overtime payment, working during rest days, leave of absence, harassment, retaliation, employment statute or regulation, engaging employees through service providers in accordance with the Israeli Law for Strengthening the Enforcement of Labor Laws-2011, collective bargaining, civil rights, fringe benefits, employment practices and the collection, payment of withholding or social security taxes and any similar tax, safety, health or discrimination matter involving any Check-Cap Associate or former employee, independent contractor, officer or director of Check-Cap its Subsidiary, including charges of unfair labor practices or discrimination complaints.

(r) Neither Check-Cap nor its Subsidiaries has any material liability with respect to any misclassification within the past three (3) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages.

(s) Since January 1, 2024, there has not been, nor, to the Knowledge of Check-Cap, has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute, affecting Check-Cap or its Subsidiaries. No event has occurred that to the Knowledge of Check-Cap or its Subsidiaries, would be likely to give rise to any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(t) All current and former independent contractors are and were rightly classified as independent contractors as of the commencement of their engagement with Check-Cap or its Subsidiaries, as applicable, and are (or were, as applicable) not entitled to any employment benefits or rights from Check-Cap or its Subsidiaries, or to any right to participate in any Check-Cap Employee Plan. The engagement of either Check-Cap or its Subsidiaries, as applicable, with all independent contractors is in accordance with applicable law. All current and former contractors have received all their rights to which they are and were entitled according to any applicable law or contract with Check-Cap or its Subsidiaries, as applicable.

(u) The execution or performance of this Agreement or the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, will not (either alone or upon the occurrence of any additional or subsequent events) result in any payment (whether of severance pay, bonus payments, retention payment or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits or otherwise result in any liability with respect to any current or former employee, contractor, director, officer or shareholder of Check-Cap and its Subsidiaries.

(v) There is no Legal Proceeding, labor dispute or grievance pending or, to the knowledge of Check-Cap and its Subsidiaries, threatened or reasonably anticipated, by any current or former employee, contractor or governmental authority relating to any employment laws.

Section 5.19 Environmental Matters. Except as set forth on Section 5.19 of the Check-Cap Disclosure Schedule, since January 1, 2024, Check-Cap has complied with all applicable Environmental Laws, which compliance includes the possession by Check-Cap of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Check-Cap Material Adverse Effect. Except as set forth on Section 5.19 of the Check-Cap Disclosure Schedule, Check-Cap has not received since January 1, 2024, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Check-Cap or its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Check-Cap, there are no circumstances that may prevent or interfere with Check-Cap’s or its Subsidiary’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Check-Cap Material Adverse Effect. Except as set forth on Section 5.19 of the Check-Cap Disclosure Schedule, to the Knowledge of Check-Cap: (i) no current or prior owner of any property leased or controlled by Check-Cap or its Subsidiaries has received since January 1, 2024, any written notice or other communication relating to property owned or leased at any time by Check-Cap or its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Check-Cap or its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Check-Cap nor its Subsidiaries has any material liability under any Environmental Law.

Section 5.20 Insurance. Check-Cap has made available to MBody accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Check-Cap and its Subsidiaries. Each of such insurance policies is in full force and effect in accordance with their terms, and Check-Cap and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2024, neither Check-Cap nor its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Check-Cap and its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Check-Cap or its Subsidiaries for which Check-Cap or its Subsidiaries have insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Check-Cap or its Subsidiaries of its intent to do so.

Section 5.21 Financial Advisors. No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Check-Cap or its Subsidiaries.

Section 5.22 Transactions with Affiliates. Except as set forth in the Check-Cap SEC Documents filed prior to the date of this Agreement, since the date of Check-Cap’s annual report on Form 20-F for the year ended December 31, 2023, no event has occurred that would be required to be reported by Check-Cap pursuant to Item 7B of Form 20-F promulgated by the SEC. Check-Cap SEC Documents filed prior to the date of this Agreement describe any material transactions or relationships, since January 1, 2024, between, on the one hand, Check-Cap or its Subsidiaries and, on the other hand, any (a) executive officer or director of Check-Cap or its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Check-Cap Ordinary Shares or (c) to the Knowledge of Check-Cap, any “related person” (within the meaning of Item 7(B) of Form 20-F under the Securities Act) of any such officer, director or owner (other than Check-Cap or its Subsidiaries) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 7(B) of Form 20-F under the Securities Act.

Section 5.23 Shell Status. As of the date of this Agreement, Check-Cap is not (a) an issuer identified in Rule 144(i)(1) of the Securities Act or (b) a shell company as defined in Rule 12b-2 of the Exchange Act.

Section 5.24 Foreign Private Issuer. As of the date of this Agreement, Check-Cap is a “foreign private issuer” as such term is defined in the Exchange Act.

Article VI.
Certain Covenants of the Parties

Section 6.1 Operation of Check-Cap’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless MBody shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Closing Date (the “Interim Period”), Check-Cap shall use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Check-Cap Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.1(b) of the Check-Cap Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of MBody (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Interim Period, Check-Cap shall not:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for Check-Cap Ordinary Shares from terminated employees, directors or consultants of Check-Cap);

(ii) except as expressly required by this Agreement in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Transactions;

(iii) other than as required pursuant to any Check-Cap Employee Plan in effect as of the date of this Agreement or applicable Law, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Check-Cap Ordinary Shares issued upon the valid exercise, vesting or settlement of outstanding Check-Cap Options, Check-Cap RSUs or Check-Cap Warrants, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $50,000;

(vi) (A) adopt, establish or enter into any new Check-Cap Employee Plan, (B) cause or permit any Check-Cap Employee Plan to be amended other than as required by Law, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Check-Cap Employee Plan and obligations outstanding as of the date of this Agreement that are set forth in Section 6.1(b) of the Check-Cap Disclosure Schedule), or materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

(vii) enter into any Contract with a labor union or collective bargaining agreement;

(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance (other than Permitted Encumbrances) with respect to such assets or properties;

(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Check-Cap IP Rights, other than pursuant to non-exclusive licenses in the Ordinary Course of Business;

(x) make (other than consistent with past practice), change or revoke any material Tax election; file any amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes; enter into any closing agreement relating to any Tax; or agree to an extension or waiver of a statute of limitations period applicable to any Tax claim or assessment; or fail to pay any Tax when due and payable;

(xi) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended U.S. Tax Treatment;

(xii) waive, release, settle, compromise or otherwise resolve any Legal Proceeding;

(xiii) limit the right of Check-Cap or its Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person;

(xiv) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Check-Cap and its Subsidiaries;

(xv) convert Check-Cap to any form of legal entity other than a corporation; or

(xvi) agree, resolve or commit to do any of the foregoing.

Section 6.2 Operation of MBody’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Check-Cap shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Interim Period each of MBody and its Subsidiaries shall use commercially reasonable efforts to preserve in tact its business and operations in all material respects.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.2(b) of the MBody Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Check-Cap (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Interim Period, MBody shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities;

(ii) except as expressly required by this Agreement in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for MBody Common Shares issued upon the valid exercise, vesting or settlement of outstanding MBody Options or MBody Warrants, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $50,000;

(vi) (A) adopt, establish or enter into any new MBody Employee Plan, (B) cause or permit any MBody Employee Plan to be amended other than as required by Law, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any MBody Employee), or materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

(vii) enter into any Contract with a labor union or collective bargaining agreement;

(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance (other than Permitted Encumbrances) with respect to such assets or properties;

(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material MBody IP Rights, other than pursuant to non-exclusive licenses in the Ordinary Course of Business;

(x) make (other than consistent with past practice), change or revoke any material Tax election; file any amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes; enter into any closing agreement relating to any Tax; agree to an extension or waiver of a statute of limitations period applicable to any Tax claim or assessment; or fail to pay any Tax when due and payable;

(xi) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended U.S. Tax Treatment;

(xii) waive, release, settle, compromise or otherwise resolve any Legal Proceeding;

(xiii) limit the right of MBody or its Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person;

(xiv) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of MBody and its Subsidiaries;

(xv) convert MBody to any form of legal entity other than a corporation; or

(xvi) agree, resolve or commit to do any of the foregoing.

(c) It is expressly acknowledged and agreed that MBody shall be permitted to sell or issue, (a) shares or other securities of MBody or any of its Subsidiaries, (b) any option, warrant or right to acquire any shares or any other security or (c) any instrument convertible into or exchangeable for any shares or other security of MBody or any of its Subsidiaries.

Section 6.3 Access and Investigation.

(a) Subject to the terms of any confidentiality agreement between the Parties, which the Parties agree will continue in full force following the date of this Agreement, during the Interim Period, upon reasonable notice, Check-Cap, on the one hand, and MBody, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request and (iii) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief executive officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary. Any investigation conducted by either Check-Cap or MBody pursuant to this Section 6.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 6.3, no access or examination contemplated by this Section 6.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

Section 6.4 No Solicitation.

(a) Check-Cap agrees that, during the Interim Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry (other than, solely in response to an inquiry not solicited in breach of this Section 6.4 in accordance with Section 6.4(b)), (ii) furnish any non-public information regarding, or cooperate with or provide access to the properties, personnel, books and records of, such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) participate or engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal (subject to Section 7.3) or (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (subject to Section 9.1(h)); provided, however, that, notwithstanding anything contained in this Section 6.4 and subject to compliance with this Section 6.4, (x) if at any time prior to the approval of the Check-Cap Shareholder Matters by the Check-Cap shareholders Check-Cap receives an Acquisition Proposal or Acquisition Inquiry from any Person that did not result from a breach by such Party or any of its Representatives of this Section 6.4 in any material respect, such Party and/or its Representatives may contact such Person and/or its Representatives solely to ascertain facts or clarify terms so that such Party’s board of directors may become fully informed with respect to the terms and conditions of such Acquisition Proposal or Acquisition Inquiry, and (y) such Party and its Representatives may furnish non-public information regarding such Party and its respective Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and which is not withdrawn) if: (a) such Party nor any of its Representatives shall have breached this Section 6.4 in any material respect, (b) the Check-Cap Board concludes in good faith, based on the advice of its outside legal counsel and after consultation with its financial advisors, that the failure to take such action would reasonably be expected to be inconsistent with the Check-Cap Board’s fiduciary duties under applicable Law, (c) such Party receives from such Person an executed confidentiality agreement and (d) at least two (2) Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, Check-Cap (i) gives MBody written notice of the identity of such Person and such Party’s intention to furnish nonpublic information and (ii) furnishes such nonpublic information to MBody (to the extent such information has not been previously furnished by Check-Cap to MBody or its Representatives). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party would constitute a breach of this Section 6.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative thereof receives an Acquisition Proposal or Acquisition Inquiry at any time during the Interim Period, then such Party shall promptly (and in no event later than three (3) Business Days after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Parties orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the material terms thereof). Such Party shall keep the other Parties reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modifications thereto.

(c) Each Party shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

Section 6.5 Notification of Certain Matters. During the Interim Period, each of MBody, on the one hand, and Check-Cap, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions, (b) such Party becomes aware of any material inaccuracy in any representation or warranty made by such Party in this Agreement or (c) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 8, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the MBody Disclosure Schedule or the Check-Cap Disclosure Schedule for the purpose of (a) determining the accuracy of any of the representations and warranties made by MBody or Check-Cap in this Agreement or (b) determining whether any condition set forth in Article 8 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 6.5 shall not be deemed to be a breach for purposes of Section 8.2(b) (Performance of Covenants) or Section 8.3(b) (Performance of Covenants), as applicable, unless such failure to provide such notice was knowing and intentional.

Article VII.
Additional Agreements of the Parties

Section 7.1 MBody Shareholder Written Consent. Within twenty-four (24) hours following the execution and delivery of this Agreement, MBody shall cause certain MBody Shareholders sufficient to provide the MBody Shareholder Approval to execute and deliver an action by written consent (in form and substance reasonably acceptable to Check-Cap) adopting this Agreement and approving the Transactions (the “MBody Shareholder Written Consent”).

Section 7.2 Proxy Statement.

(a) As promptly as reasonably practicable after the date of this Agreement, Check-Cap, in cooperation with MBody, shall prepare a proxy statement relating to the Check-Cap Shareholder Meeting to be held in connection with the Transactions (together with any amendments thereof or supplements thereto, the “Proxy Statement”). Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Proxy Statement. The Proxy Statement shall include, among other things, subject to Section 7.3, the Check-Cap Board Recommendation.

(b) Check-Cap shall use commercially reasonable efforts to cause, and MBody shall reasonably cooperate with Check-Cap in causing, the Proxy Statement to be furnished to the SEC on Form 6-K and mailed to the Check-Cap Shareholders, to the extent required under applicable Law. If any Party becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Proxy Statement, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Check-Cap Shareholders; provided, that Check-Cap shall not file any such amendment or supplement without providing the other Parties a reasonable opportunity to review and comment thereon.

(c) Each of Check-Cap and MBody covenants and agrees that the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of Check-Cap and MBody covenants and agrees that the information supplied by them or on their behalf for inclusion in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, (i) Check-Cap makes no covenant, representation or warranty with respect to statements made in the Proxy Statement, if any, based on information provided by MBody or its Subsidiaries or any of their Representatives for inclusion therein and (ii) MBody makes no covenant, representation or warranty with respect to statements made in the Proxy Statement, if any, based on information provided by Check-Cap or its Subsidiaries or any of their Representatives for inclusion therein.

(d) Each of Check-Cap and MBody shall reasonably cooperate and provide, and cause its Representatives to provide, the other Parties and their Representatives, with all accurate and complete information regarding Check-Cap, MBody or their respective Subsidiaries that is required by Law to be included in the Proxy Statement.

(e) The Parties shall promptly notify the other Parties of the receipt of any comments from the SEC or the staff of the SEC, if any, and of any request by the SEC or the staff of the SEC, if any, for amendments or supplements to the Proxy Statement, as applicable, or for additional information and shall supply copies of all correspondence between Check-Cap, MBody or any of their respective Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, or the Transactions, as applicable. The Parties shall use their commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC, with respect to the Proxy Statement, and shall give the other Parties and their respective counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff.

(f) The Parties shall cooperate in, all necessary filings with respect to the Merger and the Transactions under all applicable Israeli securities Laws and regulations, Nevada securities Laws and regulations, and United States state securities and “blue sky” Laws.

Section 7.3 Check-Cap Shareholder Meeting.

(a) Check-Cap shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Check-Cap Ordinary Shares to consider and vote to approve this Agreement and the Transactions, including the issuance of the Check-Cap Ordinary Shares to the shareholders of MBody pursuant to the terms of this Agreement and, if deemed necessary by the Parties, an amendment to Check-Cap’s articles of association to effect the increase of the registered share capital of Check-Cap and the Nasdaq Reverse Split (collectively, the “Check-Cap Shareholder Matters” and such meeting, the “Check-Cap Shareholder Meeting”). Check-Cap shall otherwise comply with the notice requirements applicable to Check-Cap in respect of the Check-Cap Shareholder Meeting pursuant to the ICL and the regulations promulgated thereunder and its Organizational Documents. Check-Cap shall take reasonable measures to ensure that all proxies solicited in connection with the Check-Cap Shareholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Check-Cap Shareholder Meeting, or a date preceding the date on which the Check-Cap Shareholder Meeting is scheduled, (i) Check-Cap reasonably believes that (A) it will not receive proxies sufficient to obtain the Required Check-Cap Shareholder Vote, whether or not a quorum would be present or (B) it will not have sufficient Check-Cap Ordinary Shares represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Check-Cap Shareholder Meeting, (ii) an adjournment or postponement of the Check-Cap Shareholder Meeting is required by applicable Law or requested from the SEC or its staff; or (iii) in the good faith judgment of the Check-Cap Board (after consultation with its outside legal advisors), the failure to adjourn, postpone or delay the Check-Cap Shareholder Meeting would be reasonably likely to not allow sufficient time under applicable Laws for the distribution of any required or appropriate supplement or amendment to the Proxy Statement, Check-Cap may postpone or adjourn, or make one or more successive postponements or adjournments of, the Check-Cap Shareholder Meeting as long as the date of the Check-Cap Shareholder Meeting is not postponed or adjourned more than an aggregate of forty-five (45) days in connection with any postponements or adjournments, subject to any additional postponements or adjournments as may be agreed by Check-Cap and MBody, each in its absolute discretion.

(b) Check-Cap agrees that, subject to Section 7.3(c): (i) the Check-Cap Board shall recommend that the holders of Check-Cap Ordinary Shares vote to approve the Check-Cap Shareholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 7.3(a) above, including engaging a proxy solicitor to solicit from the Check-Cap Shareholders proxies in favor of the Check-Cap Shareholder Matters, (ii) the Proxy Statement shall include a statement to the effect that the Check-Cap Board recommends that Check-Cap’s shareholders vote to approve the Check-Cap Shareholder Matters (the recommendation of the Check-Cap Board being referred to as the “Check-Cap Board Recommendation”) and (iii) the Check-Cap Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Check-Cap Board shall not publicly propose to withhold, amend, withdraw or modify the Check-Cap Board Recommendation) in a manner adverse to MBody, and no resolution by the Check-Cap Board or any committee thereof to withdraw or modify the Check-Cap Board Recommendation in a manner adverse to MBody or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Check-Cap Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 7.3(b), and subject to compliance with Section 6.4 and Section 7.3, if at any time prior to the approval of Check-Cap Shareholder Matters by the Check-Cap shareholders, Check-Cap receives a bona fide written Acquisition Proposal which the Check-Cap Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Offer, the Check-Cap Board may make a Check-Cap Board Adverse Recommendation Change if, and only if in the case of any such Acquisition Proposal which the Check-Cap Board determines constitutes a Superior Offer, the Check-Cap Board determines in good faith, based on the advice of outside legal counsel and after consultation with its financial advisors, that the failure to make a Check-Cap Board Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (provided, however, that the actions of the Check-Cap Board solely in making such determination and such determination in and of itself shall not constitute a Check-Cap Board Adverse Recommendation Change or a violation of this Section 7.3); provided that prior to making such Check-Cap Board Adverse Recommendation Change, (1) MBody shall receive written notice from Check-Cap of Check-Cap’s intention to make a Check-Cap Board Adverse Recommendation Change at least four (4) Business Days in advance of the date on which the Check-Cap Board proposes to take such action (for purposes of this Section 7.3(c), the “Notice Period”), which notice shall contain a description in reasonable detail of the reasons for such Check-Cap Board Adverse Recommendation Change, and shall include (to the extent provided to and in the possession of Check-Cap or its Representatives) written copies of any relevant proposed transaction agreements with any party making the applicable Acquisition Proposal (provided, however, that the sole action of giving such notice and of the Check-Cap Board in authorizing and disclosing (to the extent legally required) such notice shall not constitute a Check-Cap Board Adverse Recommendation Change or a violation of this Section 7.3), (2) during any Notice Period, MBody shall be entitled to deliver to Check-Cap one or more counterproposals to such Acquisition Proposal and Check-Cap shall, and shall cause its Representatives to, negotiate with MBody in good faith (to the extent MBody desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to such Acquisition Proposal (including any revision in the purchase price or valuation, as applicable, or percentage of the combined company that the Check-Cap Shareholders would receive as a result of such Acquisition Proposal), Check-Cap shall be required to provide MBody with notice of such material amendment and the Notice Period shall be renewed to ensure that at least two (2) Business Days remain in the Notice Period following such notification, and the Parties shall comply again with the requirements of this Section 7.3(c) and the Check-Cap Board shall not make a Check-Cap Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions of the Notice Period in the event of multiple material amendments to such Acquisition Proposal).

(d) Check-Cap’s obligation to call, give notice of and hold the Check-Cap Shareholder Meeting in accordance with Section 7.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal (subject to Section 9.1(i)), or any withdrawal or modification of the Check-Cap Board Recommendation.

(e) Nothing contained in this Agreement shall prohibit Check-Cap or the Check-Cap Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (or any communication required under Israeli Law with substantially similar content) or Section 329 of the ICL, or (ii) making any disclosure to the Check-Cap Shareholders if the Check-Cap Board has reasonably determined in good faith after consultation with Check-Cap’s outside legal counsel and financial advisors that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Check-Cap Board to the Check-Cap Shareholders under Israeli Law; provided, however, that any such disclosure referred to in clauses (i) or (ii) that relates to a Superior Offer shall be deemed to be a Check-Cap Board Adverse Recommendation Change unless (x) the Check-Cap Board expressly reaffirms the Check-Cap Board Recommendation in such disclosure or (y) such disclosure is a “stop, look and listen” communication to the Check-Cap Shareholders pursuant to Rule 14d-9(b) promulgated under the Exchange Act, or any communication under Israeli Law with substantially similar content; provided, further, that this Section 7.3(e) shall not permit the Check-Cap Board to make a Check-Cap Board Adverse Recommendation Change except to the extent permitted by Section 7.3(c).

Section 7.4 Merger Sub Requisite Approval. Immediately following the execution of this Agreement, Check-Cap shall execute and deliver, in accordance with NRS 78.320 and in its capacity as the sole shareholder of Merger Sub, a written consent adopting this Agreement.

Section 7.5 Efforts; Regulatory Approvals.

(a) The Parties shall use reasonable best efforts to consummate the Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, the Parties shall, promptly and no later than ten (10) Business Days after the date of this Agreement, prepare and file, if any, any notification or other document required to be filed in connection with the Transactions under any applicable Antitrust Laws. MBody and Check-Cap shall respond as promptly as practicable to: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Authority in connection with antitrust or competition matters.

Section 7.6 Indemnification of Directors and Officers.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Check-Cap and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Check-Cap or MBody, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Check-Cap or of MBody, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Check-Cap and the Surviving Corporation, jointly and severally, upon receipt by Check-Cap or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Check-Cap, to the extent then required by law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The provisions of the articles of association and bylaws of Check-Cap with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Check-Cap that are presently set forth in the articles of association and bylaws of Check-Cap shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Check-Cap, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Check-Cap shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the articles of association and bylaws of Check-Cap.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of MBody to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under MBody’s Organizational Documents and pursuant to any indemnification agreements between MBody and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Check-Cap shall fulfill and honor in all respects the obligations of Check-Cap to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Check-Cap’s Organizational Documents and pursuant to any indemnification agreements between Check-Cap and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Check-Cap shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Check-Cap. In addition, Check-Cap shall purchase, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the noncancellable extension of the directors’ and officers’ liability coverage of Check-Cap’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Check-Cap’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Check-Cap by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Check-Cap’s initial public offering of Check-Cap Ordinary Shares).

(e) From and after the Effective Time, Check-Cap shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 7.9 in connection with their enforcement of the rights provided to such persons in this Section 7.9.

(f) The provisions of this Section 7.9 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Check-Cap and MBody by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Check-Cap or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Check-Cap or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 7.9.

(h) The rights of each Person pursuant to this Section 7.9 shall be in addition to, and not in limitation of, any other rights such Person may have (including any indemnification, exculpation or advancement of expenses rights) under the Organizational Documents, any indemnification Contract between such Person and Check-Cap or MBody (in each case, as in effect, and in the case of any indemnification Contracts, to the extent made available to MBody), or under applicable Law. The provisions of this Section 7.9 shall survive the Closing and shall not be terminated or modified in any manner that is adverse to any such Persons (and their respective successors and assigns), it being expressly agreed that such Persons (including their respective successors and assigns) shall be third party beneficiaries of, and entitled to enforce, this Section 7.9.

(i) Check-Cap shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 7.9.

Section 7.7 Disclosure. Without limiting any Party’s obligations under any confidentiality agreement between the Parties, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of MBody and Check-Cap may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by MBody or Check-Cap in compliance with this Section 7.10. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 7.3(d) or with respect to any Acquisition Proposal, Check-Cap Board Adverse Recommendation Change or pursuant to Section 7.3(e).

Section 7.8 Listing. From the date of this Agreement until the Closing, Check-Cap shall use commercially reasonable efforts to ensure that the Check-Cap Ordinary Shares remain listed on Nasdaq and to satisfy any applicable initial and continuing listing requirements of the Nasdaq. From the date of this Agreement until the Closing, Check-Cap shall promptly notify MBody of any communications or correspondence from Nasdaq with respect to the listing of Check-Cap Ordinary Shares, compliance with the rules and regulations of the Nasdaq, and any threatened suspension of listing or delisting action contemplated or threatened by Nasdaq.

Section 7.9 Tax Matters.

(a) The Parties intend that for U.S. federal income tax purposes, the Merger will qualify for the Intended U.S. Tax Treatment and each Party, as applicable, shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to cause the Merger to so qualify and shall file all Tax Returns consistent with, and take no position inconsistent therewith (whether in the conduct of an audit, preparation of Tax returns, or otherwise; provided that such position shall not preclude a Party from settling or otherwise resolving an audit).

(b) The Parties shall not take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the Intended U.S. Tax Treatment. Neither MBody nor its Affiliates will take any action, make any Tax election or engage in any transaction that would result in the liquidation of Surviving Corporation for U.S. federal income tax purposes within two (2) calendar years following the Closing Date.

(c) MBody shall (and shall cause its Affiliates to) provide any information reasonably requested to allow Check-Cap to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws with respect to the Transactions or any payment made in connection with this Agreement. Each of Check-Cap and MBody shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any legal proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such legal proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Check-Cap and MBody shall retain all books and records with respect to Tax matters pertinent to Check-Cap and MBody relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax authority.

(d) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Merger (collectively, “Transfer Taxes”) shall be borne and paid by the Party on which such Taxes are imposed. Unless otherwise required by applicable Law, such Party will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, the Parties hereto will, and will cause their applicable Affiliates to, cooperate and join in the execution of any such Tax Returns and other documentation.

Section 7.10 Legends. Check-Cap shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any Check-Cap Ordinary Shares to be received in the Merger by equity holders of MBody and to issue appropriate stop transfer instructions to the transfer agent for Check-Cap Ordinary Shares.

Section 7.11 Termination and Amendment of Certain Agreements and Rights. MBody shall cause any shareholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between MBody and any holders of MBody Capital Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, other than the agreements set forth on Section 7.17 to the MBody Disclosure Schedule (collectively, the “MBody Investor Agreements”), to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of the Surviving Company.

Section 7.12 Nasdaq Reverse Split. If deemed necessary by the Parties, Check-Cap shall submit to the Check-Cap Shareholders at the Check-Cap Shareholder Meeting a proposal to approve and adopt an amendment to Check-Cap’s articles of association to authorize the Check-Cap Board to effect the Nasdaq Reverse Split.

Section 7.13 Check-Cap Legacy Assets. It is the intention of the Parties to continue the operations of the legacy Check-Cap business after the Closing.

Article VIII.
Conditions

Section 8.1 Conditions to the Obligations of Each Party. The obligations of each Party to effect the Merger and otherwise consummate the Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

(a) No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Transactions illegal.

(b) Shareholder Approval. (i) Check-Cap shall have obtained the Check-Cap Shareholder Approval and (ii) MBody shall have obtained the MBody Shareholder Approval.

(c) Regulatory Matters. Any waiting period applicable to the consummation of the Merger under any applicable Antitrust Law shall have expired or been terminated.

(d) PIPE Financing. Each of the Parties shall use their respective commercially reasonable efforts to secure a PIPE Financing on terms reasonably acceptable to each of the Parties.

Section 8.2 Conditions to the Obligations of Check-Cap. The obligations of Check-Cap to effect the Merger and otherwise consummate the Transactions are subject to the satisfaction or the written waiver by Check-Cap, at or prior to the Closing, of each of the following conditions:

(a) Accuracy of Representations. The MBody Fundamental Representations shall have been accurate and complete in all material respects (without giving effect to any references therein to any MBody Material Adverse Effect or other materiality qualifications) as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be accurate and complete as of such date). The MBody Capitalization Representations shall have been accurate and complete in all respects as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (a) for such inaccuracies which are de minimis, individually or in the aggregate or (b) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (a), as of such particular date). The representations and warranties of MBody contained in this Agreement (other than the MBody Fundamental Representations and the MBody Capitalization Representations) shall have been accurate and complete as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be so accurate and complete would not reasonably be expected to have a MBody Material Adverse Effect (without giving effect to any references therein to any MBody Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the MBody Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Covenants. MBody shall have performed or complied and shall have caused Merger Sub to have performed and complied, with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Merger Effective Time.

(c) No MBody Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Check-Cap Material Adverse Effect.

(d) Closing Certificate. Check-Cap shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of MBody certifying that the conditions set forth in Section 8.2(a) (Accuracy of Representations), Section 8.2(b) (Performance of Covenants) and Section 8.2(c) (No MBody Material Adverse Effect) have been duly satisfied and (ii) the information set forth in the Allocation Certificate delivered in accordance with Section 3.1 is true and accurate in all respects as of the Closing Date.

(e) Termination of MBody Investor Agreements. The MBody Investor Agreements shall have been terminated.

Section 8.3 Conditions to the Obligations of MBody. The obligations of MBody and the Merger Sub to effect the Merger and otherwise consummate the Transactions are subject to the satisfaction or the written waiver by MBody, at or prior to the Closing, of each of the following conditions:

(a) Accuracy of Representations. Each of the Check-Cap Fundamental Representations shall have been accurate and complete in all material respects (without giving effect to any references therein to any Check-Cap Material Adverse Effect or other materiality qualifications) as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be accurate and complete as of such date). The Check-Cap Capitalization Representations shall have been accurate and complete as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (a) for such inaccuracies which are de minimis, individually or in the aggregate or (b) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (a), as of such particular date). The representations and warranties of Check-Cap contained in this Agreement (other than the Check-Cap Fundamental Representations and the Check-Cap Capitalization Representations) shall have been accurate and complete as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be accurate and complete would not reasonably be expected to have a Check-Cap Material Adverse Effect (without giving effect to any references therein to any Check-Cap Material Adverse Effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Check-Cap Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Covenants. Check-Cap shall have performed or complied with in all material respects all of its agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Merger Effective Time.

(c) No Check-Cap Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Check-Cap Material Adverse Effect.

(d) Closing Certificate. MBody shall have received a certificate executed by the Chief Executive Officer of Check-Cap confirming that (i) the conditions set forth in Section 8.3(a) (Accuracy of Representations), Section 8.3(b) (Performance of Covenants) and Section 8.3(c) (No Check-Cap Material Adverse Effect) have been duly satisfied.

(e) Written Resignations. Check-Cap shall have delivered or caused to be delivered copies of the written resignations of all the directors of Check-Cap (except for any director who is designated pursuant to Section 2.4 if he or she is a director or officer of Check-Cap immediately prior to the Merger Effective Time), effective as of the Merger Effective Time.

Article IX.
Termination

Section 9.1 Termination. This Agreement may be terminated prior to the Closing Date:

(a) by mutual written consent of Check-Cap and MBody;

(b) by either Check-Cap or MBody if the Merger shall not have been consummated by June 30, 2026 (the “Agreement End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to MBody or Check-Cap if such Party’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before the Agreement End Date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Check-Cap or MBody if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions; provided, however, that the right to terminate this Agreement under this Section 9.1(c) will not be available to any Party where material failure of such Party to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, such Order or other action;

(d) by either Check-Cap or MBody if (i) the Check-Cap Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Check-Cap Shareholders shall have taken a final vote on the Check-Cap Shareholder Matters and (ii) the Check-Cap Shareholder Matters shall not have been approved at the Check-Cap Shareholder Meeting (or at any adjournment or postponement thereof) by the Check-Cap Shareholder Approval;

(e) by MBody (at any time prior to the approval of the Check-Cap Shareholder Matters by the Check-Cap Shareholder Approval) if a Check-Cap Board Adverse Recommendation Change shall have occurred;

(f) by Check-Cap, upon a willful and material breach of any representation, warranty, covenant or agreement set forth in this Agreement by MBody, or if any representation or warranty of MBody shall have become inaccurate, in either case, such that the conditions set forth in Section 8.2(a) (Accuracy of Representations) or Section 8.2(b) (Performance of Covenants) would not be satisfied as of the time of such willful and material breach or as of the time such representation or warranty shall have become inaccurate; provided that Check-Cap is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in MBody’s representations and warranties or willful and material breach by MBody is curable by MBody, then this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular willful and material breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Check-Cap to MBody of such willful and material breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(f) and (ii) MBody ceasing to exercise commercially reasonable efforts to cure such willful and material breach following delivery of written notice from Check-Cap to MBody or the Merger Sub of such willful and material breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(f) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular willful and material breach or inaccuracy if such willful and material breach by MBody is cured prior to such termination becoming effective);

(g) by MBody, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Check-Cap or if any representation or warranty of Check-Cap shall have become inaccurate, in either case, such that the conditions set forth in Section 8.3(a) (Accuracy of Representations) or Section 8.3(b) (Performance of Covenants) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that MBody is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Check-Cap’s representations and warranties or breach by Check-Cap is curable by Check-Cap, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30)-day period commencing upon delivery of written notice from MBody to Check-Cap of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) and (ii) Check-Cap ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from MBody to Check-Cap of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Check-Cap is cured prior to such termination becoming effective); or

(h) by Check-Cap (at any time prior to the approval of the Check-Cap Shareholder Matters by the Check-Cap Shareholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 9.1(h), upon the Check-Cap Board authorizing Check-Cap to enter into a Permitted Alternative Agreement; provided, however, that Check-Cap shall not enter into any Permitted Alternative Agreement unless: (i) MBody shall have received written notice from Check-Cap of Check-Cap’s intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance of the date on which Check-Cap proposes to take such action (the “Termination Notice Period”), with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty, together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents (to the extent provided to and in the possession of Check-Cap or its Representatives), (ii) Check-Cap shall have complied in all material respects with its obligations under Section 6.4 (No Solicitation), (iii) the Check-Cap Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law, (iv) if, during the Termination Notice Period, MBody shall have delivered to Check-Cap one or more counterproposals to the Acquisition Proposal to which such Permitted Alternative Agreement relates, then Check-Cap and its Representatives shall have negotiated with MBody in good faith (to the extent MBody desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Offer, (v) in the event of a material amendment to such Acquisition Proposal (including any revision in the purchase price or valuation, as applicable, or percentage of the combined company that the Check-Cap Shareholders would receive as a result of such Acquisition Proposal), Check-Cap shall have provided MBody with notice of such material amendment and the Termination Notice Period shall be renewed to ensure that at least two (2) Business Days remain in the Termination Notice Period following such notification, and the Parties shall comply again with the requirements of this Section 9.1(h) (it being understood that there may be multiple extensions of the Termination Notice Period in the event of multiple material amendments to such Acquisition Proposal), (vi) at the end of the Termination Notice Period, the Check-Cap Board shall have determined, after consultation with its outside legal counsel and financial advisors, that the adjustments to the terms and conditions of this Agreement proposed by MBody in accordance with clause (iv) above so that the Acquisition Proposal would cease to constitute a Superior Offer, are not sufficient to prevent the Acquisition Proposal from constituting a Superior Offer and accordingly, the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (vii) Check-Cap shall pay to MBody the MBody Termination Fee in accordance with Section 9.3(e); or

(i) by Check-Cap if the MBody Written Consent is not delivered to Check-Cap within twenty-four (24) hours of the execution of this Agreement.

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

Section 9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3, and Article X shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

Section 9.3 Expenses; Termination Fees.

(a) Reserved.

(b) If this Agreement is terminated by Check-Cap or MBody pursuant to Section 9.1(d) then Check-Cap shall pay to MBody, within three (3) days following the termination of this Agreement, the fees and expenses incurred by MBody in connection with the Transactions not to exceed $1,500,000 (the “Expense Reimbursement Fee”).

(c) If (i) this Agreement is terminated by Check-Cap or MBody pursuant to Section 9.1(d) and (ii) (a) at any time after the date of this Agreement and prior to the Check-Cap Shareholder Meeting, an Acquisition Proposal with respect to Check-Cap shall have been publicly announced, disclosed or otherwise communicated to the Check-Cap Board and shall not have been withdrawn (provided that all references to 25% in the definition of Acquisition Transaction shall be treated as references to 50% for purposes of this clause (ii) of this Section 9.3(c)), and (b) within twelve (12) months after the date of such termination, Check-Cap enters into a definitive agreement with respect to an Acquisition Transaction that is subsequently consummated, then, Check-Cap shall also pay to MBody, within three (3) days as of consummation of an Acquisition Transaction, a nonrefundable fee in an amount equal to $2,500,000 (the “MBody Termination Fee”).

(d) If this Agreement is terminated by MBody pursuant to Section 9.1(e), then Check-Cap shall pay to MBody, within three (3) days after such termination, the MBody Termination Fee.

(e) If this Agreement is terminated by Check-Cap pursuant to Section 9.1(h), then Check-Cap shall pay to MBody, concurrently with the termination of this Agreement, the MBody Termination Fee.

(f) If Check-Cap fails to pay when due any amount payable by it under this Section 9.3, then (i) Check-Cap shall reimburse MBody for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by MBody of its rights under this Section 9.3 and (ii) Check-Cap shall pay to MBody interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to MBody in full) at a rate per annum equal to the “prime rate” (as announced by the Bank of New York or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent (3%).

(g) MBody agrees that, subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of Check-Cap following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall Check-Cap be required to pay the individual fees or expenses payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following the payment of the fees and expenses set forth in this Section 9.3 by Check-Cap, (i) Check-Cap shall have no further liability to MBody in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Check-Cap giving rise to such termination, or the failure of the Transactions to be consummated, (ii) neither MBody or its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Check-Cap or seek to obtain any recovery, judgment or damages of any kind against Check-Cap (or any partner, member, shareholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of Check-Cap) in connection with or arising out of this Agreement or the termination thereof, any breach by Check-Cap giving rise to such termination or the failure of the Transactions to be consummated and (iii) MBody and its Affiliates shall be precluded from any other remedy against Check-Cap and its Affiliates, at Law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by Check-Cap giving rise to such termination or the failure of the Transactions to be consummated. MBody acknowledges and agrees that (A) the agreements contained in this Section 9.3 are an integral part of the Transactions, (B) without these agreements, Check-Cap would not enter into this Agreement and (c) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

Article X.
Miscellaneous

Section 10.1 Non-Survival of Representations and Warranties. The representations and warranties of MBody and Check-Cap contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Merger Effective Time, and only the covenants that by their terms survive the Merger Effective Time and this Article 10 shall survive the Merger Effective Time.

Section 10.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of MBody and Check-Cap at any time (whether before or after obtaining the Check-Cap Shareholder Approval); provided, however, that after any such approval of this Agreement by a Party’s shareholders, no amendment shall be made which by Law requires further approval of such shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of MBody and Check-Cap.

Section 10.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 10.4 Entire Agreement; Counterparts. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws; provided, that the matters relating to any Check-Cap corporate matters required to be governed by the Laws of Israel (including corporate approvals for this Agreement and Transactions and duties of directors of Check-Cap and Merger Sub and matters related thereto) shall be governed by the Laws of Israel and matters required to be governed by the laws of Nevada shall be governed by the Laws of Nevada and applicable provisions of the NRS. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York (or, if and only if the United States District Court for the Southern District of New York declines to accept jurisdiction over a particular matter, the Supreme Court of the State of New York, New York County), (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.7 of this Agreement and (f) irrevocably waives the right to trial by jury. Notwithstanding the foregoing, with respect to any action or proceeding arising out of this Agreement or any of the Transactions that primarily relates to Israeli Law matters, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 10.5 in the manner provided for notices in Section 10.7. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

Section 10.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

Section 10.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) upon delivery via a reputable international overnight courier service, (b) upon delivery in person or (c) upon delivery by email during normal business hours at the location of the recipient, otherwise on the next succeeding Business Day, in each case addressed to the intended recipient as set forth below:

(a) If to Check-Cap or Merger Sub:

Check-Cap Ltd.

Check-Cap Building

29 Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000, Israel

Attention: David Lontini

Email: david@londacorp.com

(b) If to MBody:

MBody AI

4440 Round Lake Rd W

Arden Hills, MN 55112

Attention: John Fowler

Email: john@rline.ai

Section 10.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Transactions and to carry out the intent and purposes of this Agreement.

Section 10.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 10.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.

Section 10.11 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 7.9) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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IN WITNESS WHEREOF, the Parties have caused this agreement to be executed as of the date first above written.

CHECK-CAP LTD.

By:	/s/ David Lontini
Name:	David Lontini
Title:	Interim CEO

CC MERGER SUB INC.

By:	/s/ David Lontini
Name:	David Lontini
Title:	Incorporator

MBODY AI

By:	/s/ John Fowler
Name:	John Fowler
Title:	CEO

[Signature Page to Agreement and Plan of Merger]